FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
2012 RESULTS HIGHLIGHTS

· Reported profit before tax US$20.6bn, down 6% on 2011, including US$5.2bn of adverse fair value movements on own debt;

· Underlying1 profit before tax US$16.4bn, up 18% on 2011;

· Core tier 1 capital ratio 12.3%, up from 10.1% in December 2011;

· Estimated Basel III end point common equity tier 1 ratio ('CET1') 10.3% post-2013 management actions (9.0% at end 2012), providing strong capacity for organic growth;

· Dividends declared in respect of 2012 US$0.45 per ordinary share, up 10% on 2011, with a fourth interim dividend for 2012 of US$0.18 per ordinary share. Total dividends US$8.3bn;

· First three interim dividends for 2013 planned to be US$0.10 per ordinary share, up 11%;

· Continued to execute our strategy to grow, simplify and restructure the Group;

· Record year in Commercial Banking with reported profit before tax of US$8.5bn, up 7%;

·    Underlying revenues for the Group US$63.5bn, up 7%; Global Banking and Markets US$18.2bn, up 10%; Commercial Banking US$15.9bn, up 8%; Retail Banking and Wealth Management US$27.7bn, up 6%; More than half of the
     Group's underlying revenue from faster-growing regions;

· Announced disposal/closure of 26 businesses and non-core investments in 2012, 4 in 2013, 47 since beginning of 2011;

· Underlying cost growth of 11% to US$41.9bn included notable items of US$5.7bn (up from US$2.2bn in 2011) and investment in growth and strengthened compliance;

·    Notable items included US$1.9bn of fines and penalties paid as part of the settlement with US authorities and the FSA, and additional provisions of US$1.4bn in respect of UK customer redress in 2012;

· Generated further sustainable cost savings of US$2.0bn, giving an annualised total of US$3.6bn. This surpasses our cumulative target of US$2.5bn to US$3.5bn of sustainable savings since 2011;

· Return on average ordinary shareholders' equity 8.4%, down from 10.9% in 2011, driven by adverse fair value movements on own debt, a higher tax charge and a much stronger equity base;

· Earnings per share US$0.74, down 20% on 2011; and

· Pro-forma post-tax profits allocation 60% was retained, 29% declared in dividends (net of scrip) in respect of the year and 11% in respect of variable pay. Variable pay down from 15% in 2011.

Stuart Gulliver, Group Chief Executive said:

"HSBC made significant progress in 2012. First and foremost, we grew our business. We increased revenues, performed well in most faster-growing markets and enjoyed a record year in Commercial Banking. We've made the business easier to manage and control by disposing of non-core businesses and surpassed our sustainable savings target. We also agreed a settlement with the US and UK authorities in respect of our past anti-money laundering and sanctions failings. Based on our current understanding of the capital rules we are extremely well-placed with regard to Basel III compliance, re-establishing our position as one of the best capitalised banks in the world. This provides a firm base on which to keep growing the business organically and allows us to increase dividends to US$8.3bn."

Key performance indicators:

Metric	20122	20112	Target/benchmark
Return on average ordinary shareholders' equity (%)	8.4	10.9	12 - 15
Cost efficiency ratio (%)	62.8	57.5	48 - 52
Earnings per share (US$)	0.74	0.92	-
Core tier 1 ratio (%)	12.3	10.1	9.5 - 10.5
Basel III CET1 ratio post-management actions	10.3	-	9.5 - 10.5

1   We use underlying performance when monitoring progress against operating plans and past results because we believe that this basis more appropriately reflects operating performance. Underlying measures exclude the impact of fair value movements on own debt attributable to credit spread, foreign currency translation differences and disposals and acquisitions, as well as the operating results for the acquired or disposed business from all periods presented. They do not exclude notable items.

2 All figures are given on a reported basis, unless otherwise stated.

Geographical distribution of results1

	Year ended 31 December
	2012		2011
	US$m	%	US$m	%

Europe	(3,414)	(16.5)	4,671	21.3
Hong Kong	7,582	36.7	5,823	26.6
Rest of Asia-Pacific	10,448	50.6	7,471	34.2
Middle East and North Africa	1,350	6.5	1,492	6.8
North America	2,299	11.1	100	0.5
Latin America	2,384	11.6	2,315	10.6

Profit before tax	20,649	100.0	21,872	100.0

Tax expense	(5,315)		(3,928)

Profit for the year	15,334		17,944

Profit attributable to shareholders of the parent company	14,027		16,797
Profit attributable to non-controlling interests	1,307		1,147

Distribution of results by global business1

	Year ended 31 December
	2012		2011
	US$m	%	US$m	%

Retail Banking and Wealth Management	9,575	46.4	4,270	19.6
Commercial Banking	8,535	41.3	7,947	36.3
Global Banking and Markets	8,520	41.3	7,049	32.2
Global Private Banking	1,009	4.9	944	4.3
Other	(6,990)	(33.9)	1,662	7.6

Profit before tax	20,649	100.0	21,872	100.0

1 All figures on this page are on a reported basis unless otherwise stated.

Statement by Douglas Flint, Group Chairman

2012 was a year of considerable progress in delivering on the strategic priorities which the Board has tasked management to address. Our decision to focus on reshaping the Group through targeted disposals and closures and internal reorganisation is paying dividends. It is bringing greater clarity and focus and is delivering sustainable cost savings while allowing incremental investment to be available and directed towards the areas of greatest opportunity.

This progress is all the more notable given that during 2012, the banking sector, including HSBC, faced continuing and in many ways unprecedented challenges. Banking has been given a huge wake-up call and we are determined to play our part in restoring its reputation and thereby regaining society's trust. Thus our restructuring agenda is not only justified economically but is helping the Group shape its response to the media, the regulatory and political challenges, and societal expectations which, simply put, all revolve around restoring the trust of all stakeholders. From depositors to investors, regulators to employees, public policy makers to consumer lobbyists we need to ensure the business model of banking is fair, transparent, sustainable and meeting its core objective of serving society.

Never has it been more important to put the customer first and provide the means and support to help them fulfil their financial aspirations and ambitions. That is our prime purpose and one of which we should never lose sight.

Over the last two years the Board was exercised greatly by the major US regulatory and law enforcement investigations we faced. I covered the background to these investigations, settlement of which we reached in December, in our Interim Report.

Management is now delivering the required enhancements to our control framework and on top of this we have significantly augmented the Board's oversight and governance capabilities. This is dealt with in more detail below.

Encouragingly, there is now growing external recognition of the progress being made in delivering against our stated strategic priorities. This, together with our overweight exposure to the world's more attractive economies, contributed to a total shareholder return of 39% over the year - 7% from dividends paid and 32% from share price appreciation. Over the course of the year the market capitalisation of HSBC grew by US$58bn from US$136bn to US$194bn, returning shareholders once again to the position where their company is worth more than its contributed capital. We remained among the highest dividend payers in the FTSE 100, a performance which we know is of great importance to our shareholders.

The cover to this year's Annual Report again illustrates our strategy of connecting customers and markets. The scene depicted is the cargo terminal at Hong Kong International Airport, which has been ranked as the busiest airport for international air cargo since 1996. Today the airport's trade throughput represents over one third of Hong Kong's external trade. HSBC's connection with trade financing and trade services through Hong Kong goes back to our earliest days and remains one of our core strengths. Projections of trade growth in Asia and Hong Kong's role therein reinforce our investment focus in this area.

Performance in 2012

There was much to be positive about in HSBC's performance in 2012. The majority of our core businesses in Asia, particularly in Hong Kong, continued to perform well, achieving good underlying revenue growth in the year. Increased market confidence around eurozone recovery contributed to a significant turnaround in Global Banking and Markets results in Europe. Targeted disposals and the continuing run-off from our exit portfolios in the United States, together with evidence of recovery in many housing areas were reflected in significantly lower US loan impairment charges.

Progress in managing costs to reflect a lower economic growth environment in developed markets was encouraging. Offsetting these positive factors, credit demand remained muted throughout Europe, low interest rates continued to constrain the value of our liquid balance sheet and customer redress costs continued to weigh heavily in the UK.

The Group Chief Executive's Business Review covers financial performance and progress on strategy delivery in more detail.

Reported results include the benefit of profits arising from the significant disposals made in the year as well as bearing the burden of the fines and penalties levied as part of the settlement with US regulatory and law enforcement agencies and increased customer redress provisions in the UK. When the Board assesses management performance as part of reward measurement, these disposal gains are eliminated but the legal settlement and customer redress costs are not.

Looking through the reported results to underlying financial performance, the Board viewed positively the 2012 outcome.

Although earnings per share of US$0.74 were 20% lower than 2011, this largely reflected a US$9.1bn negative swing in the fair value of our own debt as credit spreads tightened, together with a higher tax rate.

With the Group's capital position strengthened from retained profits and from capital released from the divestments made in the year, the Board has approved a 29% increase in the final dividend in respect of the year to US$0.18 per share, US$0.04 higher than the final dividend in respect of 2011. Total dividends in respect of 2012 of US$8.3bn, amounted to US$0.45 per share, US$0.9bn higher than in 2011. The Board also intends to increase the quarterly dividends in respect of the first three quarters of 2013 by US$0.01 per share to US$0.10 per share.

Shareholders' equity at the end of 2012 stood at US$175bn, US$17bn or some 10 % higher than at the beginning of the year. The core tier 1 capital ratio strengthened from 10.1% to 12.3% and the Group remains on track to deliver compliance with the more onerous Basel III requirements in the accelerated timetable being sought by UK regulators.

During 2012, the UK government increased the rate of levy applied on the global balance sheets of UK domiciled banks. The cost to HSBC of the revised levy for the current year was US$571m of which US$295m related to non-UK banking activity. The 2012 levy, which is not tax deductible, is the equivalent of US$0.03 per ordinary share and, as indicated last year, would otherwise have been available for distribution to shareholders or used to strengthen the capital base further.

Progress on regulatory reform

2012 was a further year of progress in delivering key elements of the regulatory reform agenda mandated by the G20 in response to the financial crisis. After a long consultation period, the proposed Liquidity Coverage Ratio within the Basel III framework was recalibrated to better match industry experience, and so strengthen bank liquidity without unnecessarily constraining credit formation.

The list of banks to be designated as globally significant was announced and, as expected, HSBC was one of four placed in the highest category. Good progress was made on clarifying the possible approaches to resolving the failure of a bank with operations in multiple jurisdictions. One approach was directly applicable to the subsidiarised model favoured by HSBC.

On structural reform of banking entities, the Liikanen Group in Europe produced its report for consideration while draft alternatives have been proposed in France and Germany. In the UK, the Government substantially accepted the recommendations of the Independent Commission on Banking in a policy paper and a draft Financial Services (Banking Reform) Bill is expected to be approved in the first half of 2013. Thereafter, the government has signalled its intention to pass secondary legislation by the end of this parliament in 2015, with final implementation of the new regime by 2019.

The key structural change being legislated remains the separation of certain banking activities for personal and small business customers into a ring-fenced bank with its own financial and governance arrangements. The recently appointed Parliamentary Commission on Banking Standards in the UK has reviewed the proposed legislation and inter alia recommended strengthening the ring fence by empowering regulators to force full separation in the event of attempts to frustrate the objectives of the ring fence.

Ongoing work remains extensive. Major areas of policy development covering augmenting loss absorbency through bailing-in certain categories of creditor, addressing the systemic impact of central clearing counterparties, establishing a banking union within the eurozone and revisiting the risk weighting of assets to enhance transparency and consistency, are among the most important.

On top of this, the UK Parliamentary Commission on Banking Standards is currently examining all aspects of conduct, behaviour and culture with a view to making recommendations designed to restore trust and confidence in banks.

We are committed to working constructively with public policy makers and our regulators to give effect to these proposals. We note, however, two areas of concern.

First, it is perplexing that, after the great international effort invested in the G20 programme of sound and consistent global financial regulation, and the extent of reform currently underway, an increasing number of countries now appear to be acting unilaterally, thereby putting globally consistent regulation at risk of fragmentation and 'balkanising' the capital and liquidity resources of firms.

Second, we believe the sheer scale and timescale of the reform programme is hampering investors' line of sight to the long-term returns available.

Resolving these two issues, which will require inter-governmental direction and co-operation, would contribute to enhancing the ability of the industry to support the economic growth agenda now being prioritised in most parts of the world.

Enforcing global standards

The Board is determined to adopt and enforce the highest behavioural and compliance standards in HSBC. For well documented reasons, the last two years have been extremely damaging to HSBC's reputation and to our perception of ourselves. We faced serious failings both in the application of our standards and in our ability to identify, and so prevent, misuse and abuse of the financial system through our networks. Our strategy is entirely configured to eliminate the possibility of this happening again.

We have apologised unreservedly to all our stakeholders and have paid huge penalties both in monetary cost and reputational damage. More important than apologies, however, are the steps being taken to prevent recurrence. Management under Stuart Gulliver, the Group Chief Executive, is leading the work to simplify business and so reinforce risk management and control.

Our success in meeting our objectives will be subject to independent validation not simply through ongoing regulatory review but additionally through the appointment of an independent Monitor who will report to both UK and US authorities. We welcome the additional rigour this will bring to the process of upgrading and enforcing our global standards.

To reinforce the Board's ability to exercise rigorous governance over these endeavours, we announced the creation of a new Board committee, the Financial System Vulnerabilities Committee on 30 January 2013. This committee will provide governance, oversight and policy guidance over the framework of controls and procedures designed to identify areas where HSBC may become exposed and, through that exposure, expose the financial system more broadly to financial crime or system abuse.

Five subject matter experts drawn from the highest levels of public service will support the committee. Their expertise includes the combating of organised crime, terrorist financing, narcotics trafficking, tax evasion and money laundering as well as expertise in intelligence gathering and international payments systems. They will provide invaluable guidance and advice, and most importantly challenge, as we strengthen our capabilities and enforce the highest standards. Further details of the background and experience of these individuals are contained in the Directors' Report.

Recognising the need to augment the Board's own experience and expertise we have also added specialist expertise at Board level.

Board changes

At the end of 2012 we said farewell to Narayana Murthy, who stepped down from the Board after serving with distinction for five years. Narayana, as co-founder and long-term CEO of Infosys, brought to the Board exceptional expertise in technology, operational efficiency and outsourcing matters as well as an in-depth knowledge of India and of international business through his experience on many multinational and educational boards. On behalf of the Board and shareholders I want to record our appreciation and gratitude for his contribution to HSBC.

We welcome two new directors to the Board.

Renato Fassbind

joined the Board on 1 January and will serve on the Audit and Remuneration Committees. Renato brings to the Board considerable international business and financial expertise from a distinguished career in industrial, service and financial companies. He is currently Vice Chairman of the Supervisory Board and a member of the audit and the compensation committees of Swiss Reinsurance Company, a member of the Supervisory Board and audit committee of Kühne + Nagel International AG and a member of the Supervisory Board of the Swiss Federal Audit Oversight Authority.

Renato stepped down as Chief Financial Officer and a member of the executive board of Credit Suisse Group in September 2010, having served in that role since 2004.

Jim Comey

joins the Board today and will serve on the newly created Financial System Vulnerabilities Committee. Jim brings to the Board outstanding governance experience from both the private and public sectors. In his private sector roles he acted as General Counsel to leading international businesses and in public life served at the apex of law enforcement in the United States. Most recently, within the private sector, Jim Comey served as General Counsel of Bridgewater Associates, LP and prior to that as Senior Vice President and General Counsel of the Lockheed Martin Corporation. In public life, from 2003 to 2005, he served as US Deputy Attorney General, where he was responsible for supervising the operations of the Department of Justice, and chaired the President's Corporate Fraud Task Force. From 2002 to 2003, he served as US Attorney for the Southern District of New York.

Fuller details of their background and experience are set out in the Directors' Report.

Social contribution

Much is currently being written and debated about the role banks should play in society. In large part, this reflects the fact that the economic success that underpins a harmonious society depends upon sustainable financing, confidence and trust in the financial system. That trust is founded upon the broader role that banks play in their local communities.

Within HSBC, many of my colleagues make tremendous personal contributions to their communities and I want to take this opportunity to pay tribute to them. HSBC's outreach in terms of community investment is primarily in the areas of education and the environment and, in 2012, in financial terms it amounted to some US$120m.

In 2012, we extended our commitment to support disadvantaged and vulnerable young people who are neither in education, employment nor training. We support local and international charities working in this area, and also run our own staff-driven 'Future First' programme, which helps street children, children in care and orphans to access education. Initiatives under this programme are developed and supported by HSBC colleagues around the world and, in 2012, 2,717 members of staff volunteered to support the programme.

Importantly in all our community work we increasingly look to involve our staff to reinforce our links with the communities we serve. In 2012, for example, 114,982 HSBC colleagues spent 724,650 hours in volunteer activity.

We also launched the HSBC Water Programme last year. This is a five-year, US$100m commitment to support Water Aid, WWF and Earthwatch to deliver freshwater and sanitation to poor rural communities in Asia and Africa, educate local communities on sustainable water management in five major river basins around the world, and involve more than 7,500 HSBC staff with local conservation partners to address urban water management issues and learn to carry out scientific water research tasks.

Looking ahead

It is often said that people come together in adversity, learning lessons from the past and each other to create the bonds that ensure a better future. I believe that this has happened within HSBC. The last year has been a difficult one for all at HSBC as we addressed the restructuring of the firm against a lower-growth economic backdrop and with legacy issues and regulatory challenges imposing a further set of imperatives. Our 270,000 staff have had to face up to bewildering descriptions of HSBC that contrasted with the way they conduct their relationships with the firm's customers and clients.

What has been inspirational is how everyone has pulled together, focused on the future and committed to do all and everything necessary to restore a reputation that we all believe can be positively distinctive. On behalf of the Board, I want to thank all our employees for that commitment and their loyal support.

I also want to thank our clients and customers, our shareholders, our regulators and those in government who believe, as we do, that we will meet the commitments we have made to allow us better to serve the communities who entrust their financial needs to HSBC.

Review by Stuart Gulliver, Group Chief Executive

HSBC made significant progress in 2012 despite a challenging operating environment characterised by low economic growth and a changing regulatory landscape. We continued to pursue the strategy outlined in May 2011, announcing the sale or closure of 26 businesses or non-core investments, surpassing our sustainable savings target and recording underlying revenue growth in the majority of our faster-growing regions. We also reached agreement with the US authorities and the FSA in relation to past inadequate compliance with anti-money laundering and sanction laws. Although reported pre-tax profit fell by 6% to US$20.6bn in 2012, underlying profit, which includes the impact of fines and penalties and UK customer redress provisions totalling US$4.3bn, grew by 18%. This was primarily due to revenue growth, notably in Global Banking and Markets and Commercial Banking, and lower loan impairment charges in North America. We regard this as a good performance.

Our strategy is founded on a clear sense of purpose - to be where the growth is, connecting customers to opportunities and enabling businesses to thrive, economies to prosper and individuals to realise their ambitions. This has given us clear parameters around the way that we behave and conduct business and where and how we compete.

Since 2011, we have created a consistent global structure with strong governance, consisting of four global businesses and 11 global functions. In 2012, we continued to execute our strategic priorities to grow, restructure and simplify HSBC.

We grew our business in 2012, achieving underlying revenue growth in most of our priority markets. The growth in these markets was a factor in generating a record reported profit before tax in Commercial Banking as we maintained our position as the world's largest global trade finance bank, as reported in the Oliver Wyman Global Transaction Banking Survey 2012. The collaboration between Commercial Banking and Global Banking and Markets delivered incremental gross revenues of over US$0.1bn in 2012. Wealth Management achieved more than US$0.5bn of additional revenues, although further progress is required to achieve our strategic goals.

The restructuring of the US business progressed in 2012 as we continued to run off the Consumer and Mortgage Lending portfolio, resulting in a US$14bn reduction in the value of average risk-weighted assets and a reduced loss before tax of US$3.1bn, reflecting improved loan impairment charges. Following our agreement with the US authorities and the FSA in December 2012, we are adopting global standards as part of our effort to raise our practices to an industry-leading level. This is part of our wholehearted commitment to protect the integrity of the organisation and the financial system, and to do our part to fight financial crime.

We further simplified the Group structure in 2012, bringing the total number of announced disposals and closures of non-strategic businesses or non-core investments to 47 since the beginning of 2011, including four in 2013.

During 2012, we completed the disposal of the Card and Retail Services business and the upstate New York branches in the United States, and the sale or closure of our retail businesses in Thailand, Honduras, El Salvador and Costa Rica, as well as the full service retail brokerage businesses in Canada. Additionally we announced the sale of our operations in Colombia, Peru, Uruguay and Paraguay.

Following completion of all the announced transactions we will have completed the refocus of our Retail Banking and Wealth Management ('RBWM') presence to our 22 home and priority markets, which represented 98% of the RBWM, excluding US CRS and the US run-off portfolio, profit before tax in 2012, plus a limited number of important network and smaller markets.

Notably, on top of the above, we reached agreement in December 2012 to sell our stake in Ping An for an aggregate cash consideration, the equivalent of US$9.4bn. This transaction completed in two tranches, in December 2012 and February 2013, generating a profit of US$3.0bn. In 2012 our share of Ping An's earnings was US$0.8bn.

We also made progress in eliminating unnecessary organisational layers and streamlining various processes, achieving an additional US$2.0bn in sustainable cost savings. This takes our total annualised savings to US$3.6bn, surpassing our cumulative target of US$2.5bn to US$3.5bn of sustainable savings since 2011. Taken together, these changes have made HSBC much easier to manage and control.

Although we made some good progress in 2012, the cost efficiency ratio at 62.8% and ROE at 8.4% were outside our target ranges. These were both affected by UK customer redress provisions, as well as payments we were required to make as part of the settlement of the investigations noted above.

Implementing our strategy can add significant value to HSBC. We are on the right track and remain fully committed to achieving our ambition of being the world's leading international bank.

We are investing to build this distinctive international competitive position.

In Retail Banking and Wealth Management, we accelerated the transformation of the Wealth Management business in HSBC with infrastructure investment to improve customer experience and so drive growth. Technology solutions improved the customer offering in foreign exchange services and we introduced enhanced risk profiling and strategic financial planning tools.

In Commercial Banking we maintained our investment in the faster-growing regions in support of the strong network that helps connect customers with both developed and developing markets as they expand internationally. A great deal of attention is being devoted to the increasing internationalisation of the renminbi. During 2012, we were the first bank to settle cross-border renminbi trade across six continents with capabilities in over 50 countries, offering a competitive advantage to our customers as the renminbi positions to be a major global trade and investment currency. We have expanded our global network of dedicated China desks to cover our top markets, representing about half of the world's GDP. These are staffed by Mandarin-speaking experts who support mainland Chinese businesses to identify new opportunities to expand overseas.

In Global Banking and Markets, we invested in selective recruitment to support key strategic markets. We continued the successful build-out of our equities and e-FX platforms to broaden our product offerings. In Hong Kong we led the market in Hong Kong dollar bond issuance and were the leading bookrunner for high yield bonds in Asia, excluding Japan. We now also rank in the top five of equities brokers in Hong Kong. We reinforced our leading position in the renminbi market in 2012, supporting a number of significant client transactions and, as an entity, issuing the first international renminbi bond outside Chinese sovereign territory. Reflecting our capabilities in Latin America, the Middle East and Asia-Pacific, HSBC was recognised as the 'Best Global Emerging Markets Debt House' at the 2012

Euromoney

Awards for Excellence and was also recognised as 'RMB House of the Year' at the 2012 Asia Risk Awards.

I would like to thank all of our employees for their dedication and endurance throughout a difficult year for the bank. They have shown a real sense of passion, pride and duty in the face of critical and often deeply embarrassing media headlines and I too am very grateful for their efforts.

Group performance headlines

·    Reported profit before tax was US$20.6bn, US$1.2bn lower than in 2011, including US$5.2bn of adverse movements in the fair value of our own debt attributable to credit spreads compared with favourable movements of US$3.9bn in 2011. This variance of US$9.1bn was partially offset by an increase of US$7.5bn in respect of gains from the disposal of businesses, notably from the sale of the US Card and Retail Services business and the agreement to sell our stake in Ping An.

·    Underlying profit before tax was US$16.4bn, up US$2.5bn, mainly due to higher revenues and lower loan impairment charges and other credit risk provisions. These factors were partially offset by an increase in operating expenses, primarily reflecting the settlement of the investigations into past inadequate compliance with anti-money laundering and sanction laws and increased provisions for UK customer redress programmes.

·    Underlying revenues rose by 7%, led by Global Banking and Markets where the majority of our businesses grew, notably Credit and Rates in Europe, as spreads tightened and investor sentiment improved following stimuli by central banks globally. Commercial Banking also recorded revenue growth as customer loans and advances increased in all regions, with over half of this growth coming from our faster-growing regions of Hong Kong, Rest of Asia-
     Pacific and Latin America, driven by higher trade-related lending. Customer deposits also rose as we continued to attract deposits through Payments and Cash Management products. In addition, Retail Banking and Wealth
     Management experienced revenue growth across all faster-growing regions, in particular Hong Kong and Latin America. These factors were partially offset by lower revenue in Global Private Banking, as we focused on repositioning our business model and target client base.

·    We achieved growth in reported loans and advances to customers of more than US$57bn during the year, notably in residential mortgages and term and trade-related lending. Customer deposits increased by over US$86bn, allowing us to maintain a strong ratio of customer advances to customer accounts of 74.4%.

·    Underlying costs were US$4.3bn higher than in 2011 including payments of US$1.9bn made as part of the settlement of the investigations into past inadequate compliance with anti-money laundering and sanctions laws, additional provisions in respect of UK customer redress programmes of US$1.4bn, and a credit in 2011 of US$0.6bn relating to defined benefit pension obligations in the UK which did not recur. Operating expenses also increased due to inflationary pressures, for example, on wages and salaries, in certain of our Latin American and Asian markets. Other increases arose from investment in strategic initiatives including certain business expansion projects, enhanced processes and technology capabilities, and increased investment in regulatory and compliance infrastructure primarily in the US.

· The reported cost efficiency ratio deteriorated from 57.5% to 62.8% and from 63.4% to 66.0% on an underlying basis, as a result of higher notable cost items, as described above.

·    Return on equity was 8.4%, down from 10.9% in 2011, primarily reflecting the adverse movement in fair value of own debt attributable to movements in credit spreads, a higher tax charge and higher average shareholders' equity.
     Similarly, the Group's pre-tax return on average risk-weighted assets ('RoRWA') for 2012 was 1.8% or 1.5% on an underlying basis. Adjusting for the negative returns on US consumer finance business and legacy credit in Global
     Banking and Markets, the remainder of the Group achieved a RoRWA of 1.9% in 2012 and 2.1% in 2011.

·    The core tier 1 ratio increased during the year from 10.1% at the end of 2011 to 12.3%. This increase was driven by capital generation and a reduction in risk-weighted assets following business disposals.

·    The Basel III capital rules began their staged 6-10 year implementation in some parts of the world in January 2013. Nevertheless, the FSA has set our 2013 capital target calculation on a Basel III end point basis. This effectively accelerates our implementation of Basel III by several years relative to European regulations and other global banks. Consistent with this, we now operate to an internal capital target set on a Basel III end point basis of 9.5%-10.5%.

·    Profit attributable to ordinary shareholders was US$13.5bn, of which US$8.3bn was declared in dividends in respect of the year. This compared with US$2.9bn of variable pay awarded (net of tax) to our employees for 2012.

· Dividends per ordinary share declared in respect of 2012 were US$0.45, an increase of 10% compared with 2011, with a fourth interim dividend for 2012 of US$0.18 per ordinary share.

Global standards

As a global organisation which trades on its international connectivity, we recognise that we have a responsibility to play a part in protecting the integrity of the financial system. In order to do this effectively, in April 2012 we committed to implementing industry-leading controls to increase our ability to combat financial crime.

The highest compliance standards are being adopted and enforced across HSBC and our Compliance function has already been strengthened considerably. More than 3,500 people are now employed globally to work on compliance and compliance spending has approximately doubled since 2010 to more than US$500m. We have created and recruited externally for two new Compliance leadership roles - Global Head of Regulatory Compliance and Head of Group Financial Crime Compliance - and appointed a number of senior staff with extensive experience of handling relevant international legal and financial issues. A review of 'Know Your Customer' files is under way across the entire Group and an enhanced global sanctions policy has been devised to ensure that we do not do business with key illicit actors anywhere, in any currency. In addition, we have moved to protect HSBC from the risks inherent in bearer shares by curtailing the ability of clients using bearer share companies to open accounts or transact with HSBC.

We have also introduced a new filter, against which all existing and prospective clients and businesses are screened. This sixth filter focuses on financial crime risk. It means that where we cannot practically or economically apply the global standards to which we are committed we will stop writing business altogether or significantly restrict our activities. This policy is consistent with our commitments to adopt global standards, to simplify our business and operations, and to de-risk our business activities.

Implementing these standards will be a critical component of our work in 2013.

Outlook

Whilst the operating environment for financial institutions remains difficult, our core business will continue to reap the benefit of recovering economic growth in mainland China and its positive impact on other faster-growing regions. We expect the developing economies, led by mainland China, to continue to grow briskly at 5.4%, while developed economies should see more gradual growth of 1.0%. We forecast growth of 8.6% in mainland China in 2013.

The US economy should continue its gradual recovery, with continuing quantitative easing measures supporting a recovery in the housing market, although the recovery is still not strong enough to support a sustained reduction in unemployment. We expect higher growth in Latin America in 2013, due in part to a modest recovery in Brazil. The biggest risk to the world economy remains an uncharted shock from Europe and an exacerbation of the sovereign debt crisis. We remain cautious on the outlook for Europe due to weak demand, slow growth, and political and regulatory uncertainty.

Finally, I am pleased to report that the business had a good start to the year. Our results in 2013 will include a dilution gain of US$1.2bn on our investment in Industrial Bank, following its issue of additional share capital to third parties on 7 January. There was also a US$0.6bn net gain on the completion of the sale of our shares in Ping An, which offsets the adverse fair value movement on the forward contract included within our 2012 results. On 19 February 2013 we announced the sale of our operations in Panama for US$2.1bn.

Financial Overview
Year ended 31 December				Year ended 31 December
2012				2012	2011
£m	HK$m			US$m	US$m
		For the year
13,030	160,174	Profit before tax		20,649	21,872
8,851	108,807	Profit attributable to shareholders of the parent company		14,027	16,797
4,713	57,937	Dividends declared on ordinary shares		7,469	6,928

		At the year-end
108,475	1,358,126	Total shareholders' equity		175,242	158,725
111,919	1,401,247	Capital resources		180,806	170,334
829,469	10,385,109	Customer accounts		1,340,014	1,253,925
1,666,681	20,867,170	Total assets		2,692,538	2,555,579
695,721	8,710,558	Risk-weighted assets		1,123,943	1,209,514

£	HK$			US$	US$
		Per ordinary share
0.47	5.74	Basic earnings		0.74	0.92
0.25	3.18	Dividends1		0.41	0.39
5.63	70.45	Net asset value		9.09	8.48

		Share information
		US$0.50 ordinary shares in issue		18,476m	17,868m
		Market capitalisation		US$194bn	US$136bn
		Closing market price per share		£6.47	£4.91

			Over 1 year	Over 3 years	Over 5 years

		Total shareholder return to
		31 December 20122	139	104	113
		Benchmarks: FTSE 100	110	121	111
		MSCI World	117	124	97
		MSCI Banks	128	106	68

1  The dividend per share of US$0.41 shown in the accounts is the total of the dividends declared during 2012. This represents the fourth interim dividend for 2011 and the first, second and third interim dividends for 2012. As the fourth interim dividend for 2012 was declared in 2013 it will be reflected in the accounts for 2013.

2 Total shareholder return ('TSR') is defined as the growth in share value and declared dividend income during the relevant period.

	Year ended 31 December
	2012	2011
	%	%
Performance ratios
Return on average invested capital1	8.0	10.2
Return on average ordinary shareholders' equity2	8.4	10.9
Post-tax return on average total assets	0.6	0.6
Pre-tax return on average risk-weighted assets	1.8	1.9

Efficiency and revenue mix ratios
Cost efficiency ratio	62.8	57.5

As a percentage of total operating income:
- net interest income	45.6	48.7
- net fee income	19.9	20.6
- net trading income	8.6	7.8

Capital ratios
- Core tier 1 ratio	12.3	10.1
- Tier 1 ratio	13.4	11.5
- Total capital ratio	16.1	14.1

1   Return on average invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders' equity after adding back goodwill previously amortised or written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities and property revaluation reserves. This measure reflects capital initially invested and subsequent profit.

2 The return on average total shareholders' equity is defined as profit attributable to shareholders of the parent company divided by average ordinary shareholders' equity.

Consolidated Income Statement
Year ended 31 December			Year ended 31 December
2012			2012	2011
£m	HK$m		US$m	US$m

35,779	439,838	Interest income	56,702	63,005
(12,008)	(147,616)	Interest expense	(19,030)	(22,343)

23,771	292,222	Net interest income	37,672	40,662

12,714	156,296	Fee income	20,149	21,497
(2,347)	(28,848)	Fee expense	(3,719)	(4,337)

10,367	127,448	Net fee income	16,430	17,160

2,781	34,193	Trading income excluding net interest income	4,408	3,283
1,693	20,812	Net interest income on trading activities	2,683	3,223

4,474	55,005	Net trading income	7,091	6,506

		Changes in fair value of long-term debt issued
(2,730)	(33,565)	and related derivatives	(4,327)	4,161
1,325	16,298	Net income/(expense) from other financial instruments
		designated at fair value	2,101	(722)
		Net income/(expense) from financial instruments
(1,405)	(17,267)	designated at fair value	(2,226)	3,439

750	9,223	Gains less losses from financial investments	1,189	907
139	1,714	Dividend income	221	149
8,231	101,182	Net earned insurance premiums	13,044	12,872
4,432	54,485	Gains on disposal of US branch network, US cards business and Ping An Insurance (Group) Company of China, Limited	7,024	-
1,327	96,290	Other operating income	2,100	1,766

52,086	640,302	Total operating income	82,545	83,461

		Net insurance claims incurred and movement in
(8,970)	(110,266)	liabilities to policyholders	(14,215)	(11,181)

43,116	530,036	Net operating income before loan impairment charges
		and other credit risk provisions	68,330	72,280
(5,244)	(64,469)	Loan impairment charges and other credit risk provisions	(8,311)	(12,127)

37,872	465,567	Net operating income	60,019	60,153

(12,930)	(158,949)	Employee compensation and benefits	(20,491)	(21,166)
(12,609)	(155,008)	General and administrative expenses	(19,983)	(17,459)
		Depreciation and impairment of property, plant and
(936)	(11,511)	equipment	(1,484)	(1,570)
(612)	(7,517)	Amortisation and impairment of intangible assets	(969)	(1,350)

(27,087)	(332,985)	Total operating expenses	(42,927)	(41,545)

10,785	132,582	Operating profit	17,092	18,608

2,245	27,592	Share of profit in associates and joint ventures	3,557	3,264

13,030	160,174	Profit before tax	20,649	21,872

(3,354)	(41,228)	Tax expense	(5,315)	(3,928)

9,676	118,946	Profit for the year	15,334	17,944

8,851	108,807	Profit attributable to shareholders of the parent company	14,027	16,797

825	10,139	Profit attributable to non-controlling interests	1,307	1,147

Consolidated Statement of Comprehensive Income
	Year ended 31 December
	2012	2011
	US$m	US$m

Profit for the year	15,334	17,944

Other comprehensive income/(expense)
Available-for-sale investments	5,070	674
- fair value gains	6,396	1,279
- fair value gains transferred to income statement on disposal	(1,872)	(820)
- amounts transferred to the income statement in respect of impairment losses	1,002	583
- income taxes	(456)	(368)

Cash flow hedges	109	187
- fair value gains/(losses)	552	(581)
- fair value (gains)/losses transferred to income statement	(423)	788
- income taxes	(20)	(20)

Actuarial gains/(losses) on defined benefit plans	(195)	1,009
- before income taxes	(391)	1,267
- income taxes	196	(258)

Share of other comprehensive income/(expense) of associates and joint ventures	533	(710)
- share for the year	311	(710)
- reclassified to income statement on disposal	222	-
Exchange differences	1,017	(2,865)
- foreign exchange gains reclassified to income statement on disposal of a foreign operation	(1,128)	-
- other exchange differences	2,145	(2,865)
Income tax attributable to exchange differences	-	165

Other comprehensive income for the year, net of tax	6,534	(1,540)

Total comprehensive income for the year	21,868	16,404

Total comprehensive income for the year attributable to:
- shareholders of the parent company	20,455	15,366
- non-controlling interests	1,413	1,038

	21,868	16,404

Consolidated Balance Sheet
Year ended 31 December			Year ended 31 December
2012			2012	2011
£m	HK$m		US$m	US$m

		ASSETS

87,608	1,096,873	Cash and balances at central banks	141,532	129,902
4,521	56,598	Items in the course of collection from other banks	7,303	8,208
14,078	176,258	Hong Kong Government certificates of indebtedness	22,743	20,922
253,054	3,168,285	Trading assets	408,811	330,451
20,787	260,261	Financial assets designated at fair value	33,582	30,856
221,261	2,770,237	Derivatives	357,450	346,379
94,426	1,182,231	Loans and advances to banks	152,546	180,987
617,529	7,731,578	Loans and advances to customers	997,623	940,429
260,661	3,263,533	Financial investments	421,101	400,044
11,928	149,335	Assets held for sale	19,269	39,558
33,869	424,049	Other assets	54,716	48,699
319	3,991	Current tax assets	515	1,061
5,882	73,641	Prepayments and accrued income	9,502	10,059
11,039	138,214	Interests in associates and joint ventures	17,834	20,399
18,479	231,361	Goodwill and intangible assets	29,853	29,034
6,554	82,057	Property, plant and equipment	10,588	10,865
4,686	58,668	Deferred tax assets	7,570	7,726

1,666,681	20,867,170	Total assets	2,692,538	2,555,579

		LIABILITIES AND EQUITY

		Liabilities
14,077	176,251	Hong Kong currency notes in circulation	22,742	20,922
66,499	832,575	Deposits by banks	107,429	112,822
829,469	10,385,109	Customer accounts	1,340,014	1,253,925
4,418	55,320	Items in the course of transmission to other banks	7,138	8,745
188,524	2,360,363	Trading liabilities	304,563	265,192
54,299	679,830	Financial liabilities designated at fair value	87,720	85,724
222,150	2,781,366	Derivatives	358,886	345,380
73,946	925,823	Debt securities in issue	119,461	131,013
3,106	38,889	Liabilities of disposal groups held for sale	5,018	22,200
20,961	262,430	Other liabilities	33,862	27,967
899	11,253	Current tax liabilities	1,452	2,117
42,213	528,511	Liabilities under insurance contracts	68,195	61,259
8,161	102,176	Accruals and deferred income	13,184	13,106
3,251	40,703	Provisions	5,252	3,324
686	8,595	Deferred tax liabilities	1,109	1,518
2,417	30,264	Retirement benefit liabilities	3,905	3,666
18,248	228,462	Subordinated liabilities	29,479	30,606

1,553,324	19,447,920	Total liabilities	2,509,409	2,389,486

		Equity
5,718	71,595	Called up share capital	9,238	8,934
6,242	78,151	Share premium account	10,084	8,457
3,622	45,345	Other equity instruments	5,851	5,851
18,398	230,346	Other reserves	29,722	23,615
74,495	932,689	Retained earnings	120,347	111,868

108,475	1,358,126	Total shareholders' equity	175,242	158,725
4,882	61,124	Non-controlling interests	7,887	7,368

113,357	1,419,250	Total equity	183,129	166,093

1,666,681	20,867,170	Total equity and liabilities	2,692,538	2,555,579

Consolidated Statement of Cash Flows
	Year ended 31 December
	2012	2011
	US$m	US$m

Cash flows from operating activities
Profit before tax	20,649	21,872

Adjustments for:
- net gain from investing activities	(2,094)	(1,196)
- share of profits in associates and joint ventures	(3,557)	(3,264)
- gain on sale of US branch network, US cards business and Ping An	(7,024)	-
- other non-cash items included in profit before tax	19,778	19,878
- change in operating assets	(116,521)	(7,412)
- change in operating liabilities	89,070	44,012
- elimination of exchange differences	(3,626)	10,840
- dividends received from associates	489	304
- contributions paid to defined benefit plans	(733)	(1,177)
- tax paid	(5,587)	(4,095)

Net cash generated from/(used in) operating activities	(9,156)	79,762

Cash flows from investing activities
Purchase of financial investments	(342,974)	(319,008)
Proceeds from the sale and maturity of financial investments	329,926	311,702
Purchase of property, plant and equipment	(1,318)	(1,505)
Proceeds from the sale of property, plant and equipment	241	300
Proceeds from the sale of loan portfolios	-	-
Net purchase of intangible assets	(1,008)	(1,571)
Net cash inflow from disposal of US branch network and US cards business	20,905	-
Net cash inflow/(outflow) from disposal of other subsidiaries and businesses	(863)	216
Net cash outflow from acquisition of or increase in stake of associates	(1,804)	(90)
Net cash outflow from the deconsolidation of funds	-	-
Proceeds from disposal of Ping An Insurance (Group) Company of China Limited	1,954	-
Proceeds from disposal of other associates and joint ventures	594	25

Net cash generated from/(used in) investing activities	5,653	(9,931)

Cash flows from financing activities
Issue of ordinary share capital	594	96
Issue of other equity instruments	-	-
Net purchases of own shares for market-making and investment purposes	(25)	(225)
Net purchases of own shares to meet share awards and share option awards	-	(136)
Subordinated loan capital issued	37	7
Subordinated loan capital repaid	(1,754)	(3,777)
Net cash inflow/(outflow) from change in stake in subsidiaries	(14)	104
Dividends paid to shareholders of the parent company	(5,925)	(5,014)
Dividends paid to non-controlling interests	(572)	(568)
Dividends paid to holders of other equity instruments	(573)	(573)

Net cash used in financing activities	(8,232)	(10,086)

Net increase/(decrease) in cash and cash equivalents	(11,735)	59,745

Cash and cash equivalents at 1 January	325,449	274,076
Exchange differences in respect of cash and cash equivalents	1,594	(8,372)

Cash and cash equivalents at 31 December	315,308	325,449

Consolidated Statement of Changes in Equity
	Year ended 31 December
	2012	2011
	US$m	US$m

Called up share capital
At 1 January	8,934	8,843
Shares issued under employee remuneration and share plans	119	6
Shares issued in lieu of dividends and amounts arising thereon	185	85

At 31 December	9,238	8,934

Share premium
At 1 January	8,457	8,454
Shares issued under employee remuneration and share plans	1,812	90
Shares issued in lieu of dividends and amounts arising thereon	(185)	(87)

At 31 December	10,084	8,457

Other equity instruments

At 1 January and 31 December	5,851	5,851

Retained earnings 1
At 1 January	111,868	99,105
Profit for the year	14,027	16,797
Other comprehensive income
Actuarial gains/(losses) on defined benefit plans	(212)	1,078
Share of other comprehensive income of associates and joint ventures	533	(710)

Other comprehensive income (net of tax)	321	368

Total comprehensive income for the year	14,348	17,165
Shares issued under employee remuneration and share plans	(1,337)	-
Shares issued in lieu of dividends and amounts arising thereon	2,429	2,232
Dividends to shareholders	(8,042)	(7,501)
Tax credit on distributions	32	128
Own shares adjustment	2	(361)
Cost of share-based payment arrangements	988	1,154
Income taxes on share-based payments	42	21
Other movements	(26)	(75)
Changes in ownership interests in subsidiaries that did not result in loss of control	43	-

At 31 December	120,347	111,868

Other reserves
Available-for-sale fair value reserve
At 1 January	(3,361)	(4,077)
Other comprehensive income
Available-for-sale investments	5,010	716

Other comprehensive income (net of tax)	5,010	716

Total comprehensive income for the year	5,010	716

At 31 December	1,649	(3,361)

	Year ended 31 December
	2012	2011
	US$m	US$m

Cash flow hedging reserve
At 1 January	(95)	(285)
Other comprehensive income
Cash flow hedges	108	190

Other comprehensive income (net of tax)	108	190

Total comprehensive income for the year	108	190

At 31 December	13	(95)

Foreign exchange reserve
At 1 January	(237)	2,468
Other comprehensive income

Exchange differences	989	(2,705)

Other comprehensive income (net of tax)	989	(2,705)

Total comprehensive income for the year	989	(2,705)

At 31 December	752	(237)

Merger reserve
At 1 January and 31 December	27,308	27,308

Total shareholders' equity
At 1 January	158,725	147,667
Profit for the year	14,027	16,797
Other comprehensive income
Available-for-sale investments	5,010	716
Cash flow hedges	108	190
Actuarial gains/(losses) on defined benefit plans	(212)	1,078
Share of other comprehensive income of associates and joint ventures	533	(710)
Exchange differences	989	(2,705)

Other comprehensive income (net of tax)	6,428	(1,431)

Total comprehensive income for the year	20,455	15,366
Shares issued under employee remuneration and share plans	594	96
Shares issued in lieu of dividends and amounts arising thereon	2,429	2,230
Dividends to shareholders	(8,042)	(7,501)
Tax credit on distributions	32	128
Own shares adjustment	2	(361)
Cost of share-based payment arrangements	988	1,154
Income taxes on share-based payments	42	21
Other movements	(26)	(75)
Changes in ownership interests in subsidiaries that did not result in loss of control	43	-

At 31 December	175,242	158,725

	Year ended 31 December
	2012	2011
	US$m	US$m

Non-controlling interests
At 1 January	7,368	7,248
Profit for the year	1,307	1,147
Other comprehensive income
Available-for-sale investments	60	(42)
Cash flow hedges	1	(3)
Actuarial losses on defined benefit plans	17	(69)
Exchange differences	28	5

Other comprehensive income (net of tax)	106	(109)

Total comprehensive income for the year	1,413	1,038
Dividends to shareholders	(707)	(815)
Other movements	(20)	28
Acquisition and disposal of subsidiaries	(108)	(252)
Changes in ownership interests in subsidiaries that did not result in loss of control	(59)	121

At 31 December	7,887	7,368

Total equity
At 1 January	166,093	154,915
Profit for the year	15,334	17,944
Other comprehensive income
Available-for-sale investments	5,070	674
Cash flow hedges	109	187
Actuarial gains/(losses) on defined benefit plans	(195)	1,009
Share of other comprehensive income of associates and joint ventures	533	(710)
Exchange differences	1,017	(2,700)

Other comprehensive income (net of tax)	6,534	(1,540)

Total comprehensive income for the year	21,868	16,404
Shares issued under employee remuneration and share plans	594	96
Shares issued in lieu of dividends and amounts arising thereon	2,429	2,230
Dividends to shareholders	(8,749)	(8,316)
Tax credit on distributions	32	128
Own shares adjustment	2	(361)
Cost of share-based payment arrangements	988	1,154
Income taxes on share-based payments	42	21
Other movements	(46)	(47)
Acquisition and disposal of subsidiaries	(108)	(252)
Changes in ownership interests in subsidiaries that did not result in loss of control	(16)	121

At 31 December	183,129	166,093

Additional Information

1.  Basis of preparation and accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Notes 1 and 2 of the
Annual Report and Accounts 2012.

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2012, there were no unendorsed standards effective for the year ended 31 December 2012 affecting the consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2012 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee ('IFRIC') and its predecessor body.

During 2012, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

2.  Dividends

The Directors have declared a fourth interim dividend for 2012 of US$0.18 per ordinary share, a distribution of approximately US$3,327m. The fourth interim dividend will be payable on 8 May 2013, to holders of record on 21 March 2013 on the Hong Kong Overseas Branch Register and 22 March 2013 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11am on 29 April 2013, and with a scrip dividend alternative. Particulars of these arrangements will be sent to shareholders on or about 3 April 2013 and elections must be received by 25 April 2013. As this dividend was declared after the balance sheet date, no liability has been recorded on the Financial Statements at 31 December 2012.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depository system for Euronext Paris, on 8 May 2013. However, as 8 and 9 May 2013 are public holidays in France, the dividend will be paid by Euroclear France to the holders of record as at 22 March 2013 no earlier than 10 May 2013. The dividend will be payable by Euroclear France in cash, in euros at the forward exchange rate quoted by HSBC France on 29 April 2013, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 11 March 2013 and 27 March 2013.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 8 May 2013 to holders of record on 22 March 2013. The dividend of US$0.90 per ADS will be payable by the depositary in cash in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 19 April 2013. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 20 March 2013. The ADSs will be quoted ex-dividend in New York on 20 March 2013.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00pm on 21 March 2013 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar respectively, should do so before 4.00pm on 22 March 2013 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 22 March 2013. Accordingly any person who wishes to remove ordinary shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00pm on 20 March 2013; any person who wishes to remove ordinary shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00pm on 21 March 2013.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on 22 March 2013 in order to receive the dividend.

Dividends declared on HSBC Holdings shares during 2012 were as follows:

	2012			2011
	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m

Dividends declared on ordinary shares
In respect of previous year:
- fourth interim dividend	0.14	2,535	259	0.12	2,119	1,130
In respect of current year:
- first interim dividend	0.09	1,633	748	0.09	1,601	204
- second interim dividend	0.09	1,646	783	0.09	1,603	178
- third interim dividend	0.09	1,655	639	0.09	1,605	720

	0.41	7,469	2,429	0.39	6,928	2,232

Quarterly dividends on preference shares
classified as equity
March dividend	15.50	22		15.50	22
June dividend	15.50	23		15.50	23
September dividend	15.50	22		15.50	22
December dividend	15.50	23		15.50	23

	62.00	90		62.00	90

	2012		2011
	Per		Per
	share	Total	share	Total
	US$	US$m	US$	US$m

Quarterly coupons on capital securities
classified as equity1
January coupon	0.508	44	0.508	44
March coupon	0.500	76	0.500	76
April coupon	0.508	45	0.508	45
June coupon	0.500	76	0.500	76
July coupon	0.508	45	0.508	45
September coupon	0.500	76	0.500	76
October coupon	0.508	45	0.508	45
December coupon	0.500	76	0.500	76

	4.032	483	4.032	483

1. HSBC Holdings issued perpetual Subordinated Capital Securities of US$3,800m in June 2010 and US$2,200m in April 2008, which are classified as equity under IFRSs.

On 7 February 2013, the Directors declared quarterly dividends of US$15.50 per non-cumulative Series A Dollar Preference Share (equivalent to a dividend of US$0.3875 per Series A American Depository Share, each of which represents one-fortieth of a Series A dollar preference share) and £0.01 per Series A Sterling Preference Share for payment on 15 March 2013 to the holders of record on 1 March 2013.

On 15 January 2013, HSBC paid a coupon on the Capital Securities of US$0.508 per security, a distribution of US$44m. No liability is recorded in the balance sheet at 31 December 2012 in respect of this coupon payment.

3.  Earnings and dividends per ordinary share

	Year ended 31 December
	2012	2011
	US$	US$

Basic earnings per ordinary share	0.74	0.92
Diluted earnings per ordinary share	0.74	0.91
Dividends per ordinary share	0.41	0.39
Net asset value at year-end	9.09	8.48

Dividend pay out ratio1	55.4%	42.4%

1. Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to the ordinary shareholders of the parent company

	Year ended 31 December
	2012	2011
	US$m	US$m

Profit attributable to shareholders of the parent company	14,027	16,797
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(483)	(483)

Profit attributable to the ordinary shareholders of the parent company	13,454	16,224

Basic and diluted earnings per share

	2012			2011
		Number of	Per		Number of	Per
	Profit	shares	share	Profit	shares	share
	US$m	(millions)	US$	US$m	(millions)	US$

Basic	13,454	18,125	0.74	16,224	17,700	0.92
Effect of dilutive potential ordinary shares	-	146	-	-	222	-

Diluted	13,454	18,271	0.74	16,224	17,922	0.9 1

4.  Tax expense

	Year ended 31 December
	2012	2011
	US$m	US$m

UK corporation tax	250	820
Overseas tax	5,560	4,255

Current tax	5,810	5,075
Deferred tax	(495)	(1,147)

Tax expense	5,315	3,928

Effective tax rate	25.7%	18.0%

HSBC Holdings and its subsidiaries in the United Kingdom provided for UK corporation tax at 24.5% (2011: 26.5%). Overseas tax included Hong Kong profits tax of US$1,049m (2011: US$997m) provided at the rate of 16.5% (2011: 16.5%) on the profits for the year assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Analysis of tax expense

	Year ended 31 December
	2012	2011
	US$m	US$m

Taxation at UK corporation tax rate of 24.5% (2011: 26.5%)	5,057	5,796
Effect of taxing overseas profits in principal locations at different rates	(57)	(492)
Adjustments in respect of prior period liabilities	37	495
Effect of profit in associates and joint ventures	(872)	(865)
Deferred tax temporary differences not recognised/(previously not recognised)	374	(923)
Non-taxable income and gains	(542)	(613)
Permanent disallowables	1,092	467
Tax impact of disposal of Ping An	(204)	-
Other items	430	63

Overall tax expense	5,315	3,928

5.  Analysis of net fee income

	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Account services	1,755	1,808	3,563	1,846	1,824	3,670
Cards	1,716	1,314	3,030	1,977	1,978	3,955
Funds under management	1,242	1,319	2,561	1,414	1,339	2,753
Credit facilities	867	894	1,761	849	900	1,749
Broking income	707	643	1,350	933	778	1,711
Imports/exports	606	590	1,196	552	551	1,103
Remittances	399	420	819	371	399	770
Unit trusts	344	395	739	374	283	657
Underwriting	377	362	739	332	246	578
Global custody	375	362	737	391	360	751
Insurance	425	271	696	545	507	1,052
Corporate finance	230	140	370	235	206	441
Trust income	141	142	283	148	146	294
Investment contracts	71	70	141	65	71	136
Mortgage servicing	47	39	86	56	53	109
Taxpayer financial services	-	-	-	1	1	2
Other	979	1,099	2,078	855	911	1,766

Total fee income	10,281	9,868	20,149	10,944	10,553	21,497
Less: fee expense	(1,974)	(1,745)	(3,719)	(2,137)	(2,200)	(4,337)

Total net fee income	8,307	8,123	16,430	8,807	8,353	17,160

6.  Loan impairment charges

	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Individually assessed impairment
allowances:
- Net new allowances	1,187	1,151	2,338	743	1,363	2,106
- Recoveries	(84)	(115)	(199)	(105)	(86)	(191)

	1,103	1,036	2,139	638	1,277	1,915

Collectively assessed impairment
allowances:
- Net new allowances	3,906	3,062	6,968	4,960	5,865	10,825
- Recoveries	(484)	(463)	(947)	(625)	(610)	(1,235)

	3,422	2,599	6,021	4,335	5,255	9,590

Total loan impairment charges	4,525	3,635	8,160	4,973	6,532	11,505

Banks	1	(1)	-	1	(17)	(16)
Customers	4,524	3,636	8,160	4,972	6,549	11,521

7.  Notes on the statement of cash flows

	Year ended 31 December
	2012	2011
	US$m	US$m
Other non-cash items included in profit before tax
Depreciation, amortisation and impairment	2,531	3,135
Gains arising from dilution of interests in associates	-	(208)
Revaluations on investment property	(72)	(118)
Share-based payment expense	988	1,162
Loan impairment losses gross of recoveries and other credit risk provisions	9,358	13,553
Provisions	5,732	2,199
Impairment of financial investments	519	808
Charge/(credit) for defined benefit plans	476	(140)
Accretion of discounts and amortisation of premiums	246	(513)

	19,778	19,878

Change in operating assets
Change in prepayments and accrued income	557	1,907
Change in net trading securities and net derivatives	(36,829)	27,058
Change in loans and advances to banks	1,083	2,618
Change in loans and advances to customers	(72,619)	(30,853)
Change in financial assets designated at fair value	(2,698)	(583)
Change in other assets	(6,015)	(7,559)

	(116,521)	(7,412)

Change in operating liabilities
Change in accruals and deferred income	78	(800)
Change in deposits by banks	(5,393)	2,238
Change in customer accounts	90,071	48,401
Change in debt securities in issue	(11,552)	(14,388)
Change in financial liabilities designated at fair value	2,549	5,468
Change in other liabilities	13,317	3,093

	89,070	44,012

Cash and cash equivalents
Cash and balances at central banks	141,532	129,902
Items in the course of collection from other banks	7,303	8,208
Loans and advances to banks of one month or less	148,232	169,858
Treasury bills, other bills and certificates of deposit less than three months	25,379	26,226
Less: items in the course of transmission to other banks	(7,138)	(8,745)

	315,308	325,449

Interest and dividends
Interest paid	(18,412)	(23,125)
Interest received	61,112	66,734
Dividends received	766	602

8.  Segmental analysis

HSBC's operating segments are organised into six geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa ('MENA'), North America and Latin America.

Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds.

HSBC's chief operating decision-maker is the Group Management Board ('GMB') which operates as a general management committee under the direct authority of the Board. Information provided to GMB to make decisions about allocating resources to, and assessing the performance of, operating segments is measured in accordance with IFRSs. The financial information shown below includes the effects of intra-HSBC transactions between operating segments which are conducted on an arm's length basis and eliminated in a separate column. Shared costs are included in operating segments on the basis of the actual recharges made.

Products and services

HSBC provides a comprehensive range of banking and related financial services to its customers in its six geographical regions. The products and services offered to customers are organised by global businesses.

.    Retail Banking and Wealth Management ('RBWM') offers a broad range of products and services to meet the personal banking, consumer finance and wealth management needs of individual customers. Typically, customer offerings include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services) and wealth management services (insurance and investment products, global asset management services and financial planning services).

.    Commercial Banking ('CMB') product offerings include the provision of receivables financing services, payments and cash management, international trade finance, treasury and capital markets, commercial cards, insurance, cash and derivatives in foreign exchange and rates, and online and direct banking offerings.

.   Global Banking and Markets ('GB&M') provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities including financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, money markets and securities services, and principal investment activities.

. Global Private Banking ('GPB') provides a range of services to high net worth individuals and families with complex and international needs.

Financial information

In the following segmental analysis, the benefit of shareholders' funds affects the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

Europe
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	8,729	8,536	17,265	9,075	9,400	18,475
Interest expense	(3,656)	(3,215)	(6,871)	(3,509)	(3,965)	(7,474)

Net interest income	5,073	5,321	10,394	5,566	5,435	11,001
					-
Fee income	4,093	4,092	8,185	4,255	4,059	8,314
Fee expense	(1,070)	(946)	(2,016)	(1,124)	(954)	(2,078)

Net fee income	3,023	3,146	6,169	3,131	3,105	6,236

Net trading income	1,851	856	2,707	2,007	154	2,161
Changes in fair value of long-term
debt issued and related derivatives	(1,165)	(1,926)	(3,091)	(371)	3,551	3,180
Net income/(expense) from
other financial instruments
designated at fair value	229	647	876	131	(843)	(712)

Net income/(expense) from
financial instruments
designated at fair value	(936)	(1,279)	(2,215)	(240)	2,708	2,468
Gains less losses from financial
investments	449	(85)	364	312	203	515
Dividend income	43	68	111	25	24	49
Net earned insurance premiums	1,860	1,770	3,630	2,386	1,750	4,136
Other operating income	468	610	1,078	652	527	1,179

Total operating income	11,831	10,407	22,238	13,839	13,906	27,745

Net insurance claims incurred and
movement in liabilities to
policyholders	(2,164)	(2,466)	(4,630)	(2,499)	(1,000)	(3,499)
Net operating income before loan
impairment charges and other
credit risk provisions	9,667	7,941	17,608	11,340	12,906	24,246

Loan impairment charges and
other credit risk provisions	(1,037)	(884)	(1,921)	(1,173)	(1,339)	(2,512)

Net operating income	8,630	7,057	15,687	10,167	11,567	21,734

Total operating expenses	(9,289)	(9,806)	(19,095)	(8,014)	(9,055)	(17,069)

Operating profit	(659)	(2,749)	(3,408)	2,153	2,512	4,665
					-
Share of profit/(loss) in associates
and joint ventures	(8)	2	(6)	(6)	12	6

Profit before tax	(667)	(2,747)	(3,414)	2,147	2,524	4,671

Tax expense	(263)	90	(173)	(893)	(696)	(1,589)

Profit for the year	(930)	(2,657)	(3,587)	1,254	1,828	3,082

Hong Kong
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	3,112	3,244	6,356	2,716	2,976	5,692
Interest expense	(513)	(527)	(1,040)	(467)	(534)	(1,001)

Net interest income	2,599	2,717	5,316	2,249	2,442	4,691

Fee income	1,888	1,982	3,870	1,885	1,756	3,641
Fee expense	(270)	(265)	(535)	(273)	(271)	(544)

Net fee income	1,618	1,717	3,335	1,612	1,485	3,097

Net trading income	762	701	1,463	669	520	1,189
Changes in fair value of
long-term debt issued
and related derivatives	−	−	−	-	-	-
Net income/(expense) from
other financial instruments
designated at fair value	44	403	447	26	(563)	(537)

Net income/(expense) from
financial instruments
designated at fair value	44	403	447	26	(563)	(537)
Gains less losses from financial
investments	279	43	322	18	6	24
Dividend income	18	6	24	31	8	39
Net earned insurance premiums	3,079	2,878	5,957	2,588	2,500	5,088
Other operating income	825	1,099	1,924	911	773	1,684

Total operating income	9,224	9,564	18,788	8,104	7,171	15,275

Net insurance claims incurred and
movement in liabilities to
policyholders	(3,091)	(3,275)	(6,366)	(2,690)	(1,903)	(4,593)
Net operating income before
loan impairment charges and
other credit risk provisions	6,133	6,289	12,422	5,414	5,268	10,682

Loan impairment charges and
other credit risk provisions	(32)	(42)	(74)	(25)	(131)	(156)

Net operating income	6,101	6,247	12,348	5,389	5,137	10,526

Total operating expenses	(2,396)	(2,452)	(4,848)	(2,339)	(2,419)	(4,758)

Operating profit	3,705	3,795	7,500	3,050	2,718	5,768

Share of profit in associates
and joint ventures	56	26	82	31	24	55

Profit before tax	3,761	3,821	7,582	3,081	2,742	5,823

Tax expense	(517)	(578)	(1,095)	(539)	(504)	(1,043)

Profit for the year	3,244	3,243	6,487	2,542	2,238	4,780

Rest of Asia-Pacific
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	4,666	4,475	9,141	4,088	4,643	8,731
Interest expense	(1,948)	(1,802)	(3,750)	(1,707)	(1,922)	(3,629)

Net interest income	2,718	2,673	5,391	2,381	2,721	5,102

Fee income	1,353	1,278	2,631	1,372	1,290	2,662
Fee expense	(275)	(273)	(548)	(255)	(296)	(551)

Net fee income	1,078	1,005	2,083	1,117	994	2,111

Net trading income	932	121	1,053	862	796	1,658
Changes in fair value of
long-term debt issued and
related derivatives	(2)	(2)	(4)	(1)	5	4
Net income/(expense) from
other financial instruments
designated at fair value	66	44	110	4	(24)	(20)

Net income/(expense) from
financial instruments
designated at fair value	64	42	106	3	(19)	(16)
Gains less losses from financial
investments	25	(9)	16	(22)	(1)	(23)
Dividend income	4	1	5	1	1	2
Net earned insurance premiums	392	420	812	340	419	759
Other operating income	1,076	3,760	4,836	932	779	1,711

Total operating income	6,289	8,013	14,302	5,614	5,690	11,304

Net insurance claims incurred and
movement in liabilities to
policyholders	(342)	(376)	(718)	(266)	(325)	(591)
Net operating income before loan
impairment charges and other
credit risk provisions	5,947	7,637	13,584	5,348	5,365	10,713

Loan impairment charges and
other credit risk provisions	(298)	(138)	(436)	(100)	(167)	(267)

Net operating income	5,649	7,499	13,148	5,248	5,198	10,446

Total operating expenses	(2,865)	(2,941)	(5,806)	(2,836)	(2,970)	(5,806)

Operating profit	2,784	4,558	7,342	2,412	2,228	4,640

Share of profit in associates and
joint ventures	1,588	1,518	3,106	1,330	1,501	2,831

Profit before tax	4,372	6,076	10,448	3,742	3,729	7,471

Tax expense	(797)	(819)	(1,616)	(658)	(657)	(1,315)

Profit for the year	3,575	5,257	8,832	3,084	3,072	6,156

Middle East and North Africa
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	990	1,063	2,053	995	1,044	2,039
Interest expense	(285)	(298)	(583)	(322)	(285)	(607)

Net interest income	705	765	1,470	673	759	1,432

Fee income	343	333	676	367	340	707
Fee expense	(41)	(40)	(81)	(40)	(40)	(80)

Net fee income	302	293	595	327	300	627

Net trading income	216	174	390	237	245	482

Changes in fair value of long-term
debt issued and related derivatives	(5)	(8)	(13)	(7)	17	10
Net income/(expense) from other
financial instruments designated
at fair value	1	−	1	1	(1)	-
Net income/(expense) from
financial instruments designated
at fair value	(4)	(8)	(12)	(6)	16	10

Gains less losses from financial
investments	5	4	9	(6)	(2)	(8)
Dividend income	3	2	5	2	3	5
Other operating income/(expense)	10	(37)	(27)	9	50	59

Total operating income	1,237	1,193	2,430	1,236	1,371	2,607

Net operating income before loan
impairment charges and other
credit risk provisions	1,237	1,193	2,430	1,236	1,371	2,607

Loan impairment charges and
other credit risk provisions	(135)	(151)	(286)	(99)	(194)	(293)

Net operating income	1,102	1,042	2,144	1,137	1,177	2,314

Total operating expenses	(537)	(629)	(1,166)	(574)	(585)	(1,159)

Operating profit	565	413	978	563	592	1,155

Share of profit in associates and
joint ventures	207	165	372	184	153	337

Profit before tax	772	578	1,350	747	745	1,492

Tax expense	(141)	(113)	(254)	(126)	(140)	(266)

Profit for the year	631	465	1,096	621	605	1,226

North America
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	6,390	4,821	11,211	7,790	7,379	15,169
Interest expense	(1,651)	(1,443)	(3,094)	(1,941)	(1,748)	(3,689)

Net interest income	4,739	3,378	8,117	5,849	5,631	11,480

Fee income	1,861	1,305	3,166	2,228	2,194	4,422
Fee expense	(418)	(235)	(653)	(510)	(604)	(1,114)

Net fee income	1,443	1,070	2,513	1,718	1,590	3,308

Net trading income/(expense)	161	346	507	448	(810)	(362)
Changes in fair value of
long-term debt issued
and related derivatives	(638)	(581)	(1,219)	(115)	1,083	967
Net income/(expense) from
other financial instruments
designated at fair value	(1)	1	−	(3)	−	(3)

Net income/(expense)
from financial instruments
designated at fair value	(639)	(580)	(1,219)	(119)	1,083	964
Gains less losses from financial
investments	176	75	251	110	152	262
Dividend income	26	36	61	21	19	40
Net earned insurance premiums	109	84	193	118	118	236
Gains on disposal of US branch network and cards business	3,809	203	4,012	−	−	−
Other operating income/(expense)	226	180	406	168	58	226

Total operating income	10,050	4,792	14,841	8,313	7,841	16,154

Net insurance claims incurred and
movement in liabilities to
policyholders	(72)	(76)	(148)	(73)	(81)	(154)
Net operating income before loan
impairment charges and other
credit risk provisions	9,978	4,715	14,693	8,240	7,760	16,000

Loan impairment charges and
other credit risk provisions	(2,161)	(1,296)	(3,457)	(3,049)	(3,967)	(7,016)

Net operating income	7,817	3,419	11,236	5,191	3,793	8,984

Total operating expenses	(4,462)	(4,478)	(8,940)	(4,602)	(4,317)	(8,919)

Operating profit/(loss)	3,355	(1,059)	2,296	589	(524)	65

Share of profit/(loss) in associates
and joint ventures	(1)	4	3	17	18	35

Profit/(loss) before tax	3,354	(1,055)	2,299	606	(506)	100

Tax income/(expense)	(1,460)	147	(1,313)	804	154	958

Profit/(loss) for the year	1,894	(908)	986	1,410	(352)	1,058

Latin America
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	6,351	5,650	12,001	6,977	7,197	14,174
Interest expense	(2,809)	(2,208)	(5,017)	(3,460)	(3,758)	(7,218)

Net interest income	3,542	3,442	6,984	3,517	3,439	6,956

Fee income	1,229	1,225	2,454	1,295	1,306	2,601
Fee expense	(386)	(333)	(719)	(393)	(427)	(820)

Net fee income	843	892	1,735	902	879	1,781

Net trading income	597	374	971	589	789	1,378
Net income from other
financial instruments
designated at fair value	288	379	667	236	314	550

Net income from financial
instruments designated at
fair value	288	379	667	236	314	550
Gains less losses from financial
investments	89	138	227	73	64	137
Dividend income	9	6	15	7	7	14
Net earned insurance premiums	1,256	1,196	2,452	1,268	1,385	2,653
Other operating income	47	206	253	180	148	328

Total operating income	6,671	6,633	13,304	6,772	7,025	13,797

Net insurance claims incurred and
movement in liabilities to
policyholders	(1,106)	(1,247)	(2,353)	(1,089)	(1,255)	(2,344)
Net operating income before loan
impairment charges and other
credit risk provisions	5,565	5,386	10,951	5,683	5,770	11,453

Loan impairment charges and
other credit risk provisions	(1,136)	(1,001)	(2,137)	(820)	(1,063)	(1,883)

Net operating income	4,429	4,385	8,814	4,863	4,707	9,570

Total operating expenses	(3,285)	(3,145)	(6,430)	(3,712)	(3,543)	(7,255)

Operating profit	1,144	1,240	2,384	1,151	1,164	2,315

Share of profit/(loss) in associates
and joint ventures	1	(1)	−	-	-	-

Profit before tax	1,145	1,239	2,384	1,151	1,164	2,315

Tax expense	(451)	(413)	(864)	(300)	(373)	(673)

Profit for the year	694	826	1,520	851	791	1,642

Other information about the profit/(loss) for the year

				Middle
			Rest of	East and			Intra-
		Hong	Asia-	North	North	Latin	HSBC
	Europe	Kong	Pacific	Africa	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2012

External	14,484	11,233	12,150	2,169	11,109	8,874	-	60,019
Inter-segment	1,203	1,115	998	(25)	127	(60)	(3,358)	-

Net operating income	15,687	12,348	13,148	2,144	11,236	8,814	(3,358)	60,019

Profit for the year includes the
following significant non-cash items:
Depreciation, amortisation
and impairment	966	416	233	55	363	499	-	2,532
Loan impairment losses gross
of recoveries and other credit
risk provisions	2,329	105	586	361	3,587	2,489	-	9,457
Impairment of financial investments	420	(21)	83	1	32	4	-	519
Changes in fair value of long-term debt and related derivatives	(3,091)	-	(4)	(13)	(1,219)	-	-	(4,327)
Restructuring costs	292	21	107	27	219	94	-	760

Year ended 31 December 2011

External	20,676	9,442	9,396	2,316	8,744	9,579	-	60,153
Inter-segment	1,058	1,084	1,050	(2)	240	(9)	(3,421)	-

Net operating income	21,734	10,526	10,446	2,314	8,984	9,570	(3,421)	60,153

Profit for the year includes the
following significant non-cash items:
Depreciation, amortisation
and impairment	975	424	249	42	802	643	-	3,135
Loan impairment losses gross
of recoveries and other credit
risk provisions	3,085	202	453	395	7,147	2,271	-	13,553
Impairment of financial investments	705	55	25	13	9	1	-	808
Changes in fair value of long-term debt and related derivatives	3,180	-	4	10	967	-	-	4,161
Restructuring costs	357	47	34	27	73	259	-	797

Balance sheet information

				Middle
			Rest of	East and			Intra-
		Hong	Asia-	North	North	Latin	HSBC
	Europe	Kong	Pacific	Africa	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2012
Loans and advances to
customers (net)	463,440	173,613	138,119	28,086	140,756	53,609	-	997,623
Interests in associates and
joint ventures	178	224	15,085	2,262	85	-	-	17,834
Total assets	1,389,240	518,334	342,269	62,605	490,247	131,277	(241,434)	2,692,538
Customer accounts	555,009	346,208	183,621	39,583	149,037	66,556	-	1,340,014
Total liabilities	1,327,487	496,640	308,815	53,498	450,480	113,923	(241,434)	2,509,409

Capital expenditure incurred1	925	336	208	102	248	458	-	2,277

At 31 December 2011
Loans and advances to
customers (net)	434,336	157,665	123,868	25,875	142,747	55,938	-	940,429
Interests in associates and
joint ventures	150	196	17,916	2,036	101	-	-	20,399
Total assets	1,281,945	473,024	317,816	57,464	504,302	144,889	(223,861)	2,555,579
Customer accounts	493,404	315,345	174,012	36,422	155,982	78,760	-	1,253,925
Total liabilities	1,224,386	458,179	288,485	49,005	464,990	128,302	(223,861)	2,389,486

Capital expenditure incurred1	1,177	432	207	29	342	951	-	3,138

1. Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

Net operating income by global business

	Retail
	Banking
	and
	Wealth		Global	Global		Intra-
	Manage-	Commercial	Banking	Private		HSBC
	ment 1	Banking	& Markets 1	Banking	Other 2	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Year ended 31 December 2012
External	31,980	17,295	20,410	2,413	(3,768)	-	68,330
Internal	1,881	(744)	(2,137)	759	6,100	(5,859)	-

Net operating income3	33,861	16,551	18,273	3,172	2,332	(5,859)	68,330

Year ended 31 December 2011
External	32,024	15,362	19,881	2,207	2,806	-	72,280
Internal	1,509	249	(2,824)	1,085	6,339	(6,358)	-

Net operating income3	33,533	15,611	17,057	3,292	9,145	(6,358)	72,280

1. With effect from 1 March 2011, our Global Asset Management business was moved from GB&M to RBWM. Comparative data have been adjusted accordingly.

2.  The main items reported in the 'Other' category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC's holding company and financing operations. The 'Other' category also includes gains and losses on the disposal of certain significant subsidiaries or business units.

3.  Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue. The table previously reported net operating income after loan impairment charges and other credit risk provisions.

Information by country

	2012			2011
	External net	Non-		External net	Non-
	operating	current		operating	current
	income1,3	assets	2	income1,3	assets2
	US$m	US$m		US$m	US$m

UK	9,149	18,391		16,058	21,414
Hong Kong	11,307	11,657		9,600	6,257
USA	11,779	6,718		12,972	3,830
France	2,881	11,074		2,747	10,790
Brazil	6,395	2,017		6,637	2,149
Other countries	26,819	30,078		24,266	31,590

	68,330	79,935		72,280	76,030

1. External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.

2.  Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than twelve months after the reporting period.

3.  The main items reported in the 'Other' category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC's holding company and financing operations. The 'Other' category also includes gains and losses on the disposal of certain significant subsidiaries or business units.

9 .  Reconciliation of reported and constant currency profit before tax

	2012 compared with 2011
		Currency	2011 at 2012			Constant
	2011 as	translation	exchange	2012 as	Reported	currency
	reported	adjustment1	rates	reported	change2	change2
HSBC	US$m	US$m	US$m	US$m	%	%

Net interest income	40,662	(1,151)	39,511	37,672	(7)	(5)
Net fee income	17,160	(436)	16,724	16,430	(4)	(2)
Changes in fair value3	3,933	(35)	3,898	(5,215)	(233)	(234)
Gain on disposal of US branch network, US cards business and Ping An	-	-	-	7,024
Other income4	10,525	(446)	10,079	12,419	18	23

Net operating income 5	72,280	(2,068)	70,212	68,330	(5)	(3)

Loan impairment charges
and other credit risk
provisions	(12,127)	277	(11,850)	(8,311)	(31)	(30)

Net operating income	60,153	(1,791)	58,362	60,019	(0)	3

Operating expenses	(41,545)	1,273	(40,272)	(42,927)	3	7

Operating profit	18,608	(518)	18,090	17,092	(8)	(6)

Income from associates	3,264	55	3,319	3,557	9	7

Profit before tax	21,872	(463)	21,409	20,649	(6)	(4)

1. 'Currency translation adjustment' is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.

2. Positive numbers are favourable: negative numbers are unfavourable.

3.  Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit spread on structured notes issued and other hybrid instruments included within trading liabilities.

4.  Other income in this context comprises net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.

5. Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Reconciliation of reported and underlying profit before tax

	2012	2011	Change 3
HSBC	US$m	US$m	(%)

Revenue
Reported revenue	68,330	72,280	(5)
Currency translation adjustment1		(2, 033 )
Own credit spread2	5,215	(3,933)
Acquisitions, disposals and dilutions	(10,048)	(6,976)
Underlying revenue	63,497	59,338	7

Loan impairment charges and other credit risk provisions ('LICs')
Reported LICs	(8,311)	(12,127)	31
Currency translation adjustment1		277
Acquisitions, disposals and dilutions	338	1,619
Underlying LICs	(7,973)	(10,231)	22

Operating expenses
Reported operating expenses	(42,927)	(41,545)	(3)
Currency translation adjustment1		1,273
Acquisitions, disposals and dilutions	1,004	2,666
Underlying operating expenses	(41,923)	(37,606)	(11)

Profit before tax
Reported profit before tax	20,649	21,872	(6)
Currency translation adjustment1		(428)
Own credit spread2	5,215	(3,933)
Acquisitions, disposals and dilutions	(9,479)	(3,650)
Underlying profit before tax	16,385	13,861	18

1. 'Currency translation' is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.

2.  Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit spread on structured notes issued and other hybrid instruments included within trading liabilities.

3. Positive numbers are favourable: negative numbers are unfavourable.

10.  Distribution of results by global business

Retail Banking and Wealth Management
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	10,774	9,524	20,298	12,086	12,015	24,101
Net fee income	3,760	3,445	7,205	4,212	4,014	8,226

Net trading income/(expense)	34	270	304	188	(707)	(519)
Net income/(expense) from
financial instruments designated
at fair value	519	1,374	1,893	343	(1,104)	(761)
Gains less losses from financial
investments	20	76	96	70	54	124
Dividend income	13	11	24	14	13	27
Net earned insurance premiums	5,792	5,399	11,191	5,698	5,184	10,882
Other operating income	4,335	872	5,207	688	219	907

Total operating income	25,247	20,971	46,218	23,299	19,688	42,987

Net insurance claims incurred and
movement in liabilities to
policyholders	(5,932)	(6,425)	(12,357)	(5,727)	(3,727)	(9,454)
Net operating income before loan
impairment charges and other
credit risk provisions	19,315	14,546	33,861	17,572	15,961	33,533

Loan impairment charges and
other credit risk provisions	(3,273)	(2,242)	(5,515)	(4,270)	(5,049)	(9,319)

Net operating income	16,042	12,304	28,346	13,302	10,912	24,214

Total operating expenses	(10,218)	(9,551)	(19,769)	(10,746)	(10,456)	(21,202)

Operating profit	5,824	2,753	8,577	2,556	456	3,012

Share of profit in associates and
joint ventures	586	412	998	570	688	1,258

Profit before tax	6,410	3,165	9,575	3,126	1,144	4,270

Commercial Banking
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	5,144	5,217	10,361	4,814	5,117	9,931
Net fee income	2,224	2,246	4,470	2,131	2,160	4,291

Net trading income	321	312	633	296	288	584
Net income/(expense) from
financial instruments
designated at fair value	72	178	250	55	(22)	33
Gains less losses from financial
investments	2	20	22	2	18	20
Dividend income	10	8	18	8	7	15
Net earned insurance premiums	882	904	1,786	985	971	1,956
Other operating income	420	393	813	263	220	483

Total operating income	9,075	9,278	18,353	8,554	8,759	17,313

Net insurance claims incurred and
movement in liabilities to
policyholders	(822)	(980)	(1,802)	(874)	(828)	(1,702)
Net operating income before loan
impairment charges and other
credit risk provisions	8,253	8,298	16,551	7,680	7,931	15,611

Loan impairment charges and
other credit risk provisions	(924)	(1,175)	(2,099)	(642)	(1,096)	(1,738)

Net operating income	7,329	7,123	14,452	7,038	6,835	13,873

Total operating expenses	(3,736)	(3,862)	(7,598)	(3,465)	(3,756)	(7,221)

Operating profit	3,593	3,261	6,854	3,573	3,079	6,652

Share of profit in associates and
joint ventures	836	845	1,681	616	679	1,295

Profit before tax	4,429	4,106	8,535	4,189	3,758	7,947

Global Banking and Markets
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,625	3,335	6,960	3,603	3,660	7,263
Net fee income	1,598	1,731	3,329	1,730	1,497	3,227

Net trading income	3,735	1,955	5,690	3,827	1,377	5,204
Net income/(expenses) from
financial instruments designated
at fair value	501	593	1,094	(212)	140	(72)
Gains less losses from financial
investments	700	30	730	414	347	761
Dividend income	55	93	148	39	36	75
Net earned insurance premiums	17	8	25	23	24	47
Other operating income	117	196	313	280	297	577

Total operating income	10,348	7,941	18,289	9,704	7,378	17,082

Net insurance claims incurred and
movement in liabilities to
policyholders	(13)	(3)	(16)	(15)	(10)	(25)
Net operating income before loan
impairment charges and other
credit risk provisions	10,335	7,938	18,273	9,689	7,368	17,057

Loan impairment charges and
other credit risk provisions	(598)	(72)	(670)	(334)	(650)	(984)

Net operating income	9,737	7,866	17,603	9,355	6,718	16,073

Total operating expenses	(5,073)	(4,834)	(9,907)	(4,860)	(4,862)	(9,722)

Operating profit	4,664	3,032	7,696	4,495	1,856	6,351

Share of profit in associates and
joint ventures	383	441	824	316	382	698

Profit before tax	5,047	3,473	8,520	4,811	2,238	7,049

Global Private Banking
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	672	622	1,294	729	710	1,439
Net fee income	625	607	1,232	731	651	1,382

Net trading income	259	231	490	207	224	431
Gains less losses from financial
Investments	(4)	1	(3)	(3)	6	3
Dividend income	4	2	6	4	3	7
Other operating income	85	68	153	21	9	30

Net operating income before
loan impairment charges and
other credit risk provisions	1,641	1,531	3,172	1,689	1,603	3,292

Loan impairment charges
and other credit
risk provisions	(4)	(23)	(27)	(22)	(64)	(86)

Net operating income	1,637	1,508	3,145	1,667	1,539	3,206

Total operating expenses	(1,113)	(1,030)	(2,143)	(1,117)	(1,149)	(2,266)

Operating profit	524	478	1,002	550	390	940

Share of profit in associates
and joint ventures	3	4	7	2	2	4

Profit before tax	527	482	1,009	552	392	944

Other
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2012	2012	2012	2011	2011	2011
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest expense	(464)	(266)	(730)	(481)	(430)	(911)
Net fee income	100	94	194	3	31	34

Net trading expense	(205)	(332)	(537)	(222)	(133)	(355)
Changes in fair value of long-term
debt issued and related
derivatives	(1,810)	(2,517)	(4,327)	(494)	4,655	4,161
Net income/(expense) from
other financial instruments	(465)	(671)	(1,136)	208	(130)	78

Net income/(expense) from
financial instruments
designated at fair value	(2,275)	(3,188)	(5,463)	(286)	4,525	4,239
Gains less losses from financial
investments	305	39	344	2	(3)	(1)
Dividend income	21	4	25	22	3	25
Net earned insurance premiums	(4)	4	−	(6)	(7)	(13)
Other operating income	2,860	5,639	8,499	2,997	3,130	6,127

Total operating income	338	1,994	2,332	2,029	7,116	9,145

Net insurance claims incurred
and movement in liabilities
to policyholders	−	−	−	(1)	1	-
Net operating income
before loan impairment
charges and other credit
risk provisions	338	1,994	2,332	2,028	7,117	9,145

Loan impairment (charges)/
recoveries and other credit
risk provisions	−	−	−	2	(2)	-

Net operating income	338	1,994	2,332	2,030	7,115	9,145

Total operating expenses	(4,049)	(5,320)	(9,369)	(3,286)	(4,206)	(7,492)

Operating profit/(loss)	(3,711)	(3,326)	(7,037)	(1,256)	2,909	1,653

Share of profit/(loss) in associates
and joint ventures	35	12	47	52	(43)	9

Profit/(loss) before tax	(3,676)	(3,314)	(6,990)	(1,204)	2,866	1,662

11.  Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Year ended 31 December
		2012	2011

Closing :	HK$/US$	7.750	7.768
	£/US$	0.619	0.646

Average :	HK$/US$	7.757	7.785
	£/US$	0.631	0.624

12.  Contingent liabilities, contractual commitments and guarantees

	HSBC
	2012	2011
	US$m	US$m
Guarantees and contingent liabilities
Guarantees	80,364	75,672
Other contingent liabilities	209	259

	80,573	75,931

Commitments
Documentary credits and short-term trade-related transactions	13,359	13,498
Forward asset purchases and forward forward deposits placed	419	87
Undrawn formal standby facilities, credit lines and other commitments to lend	565,691	641,319

	579,469	654,904

The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the interest rate, and the level of protected deposits at the time.

Commitments

In addition to the commitments disclosed above, at 31 December 2012 HSBC had US$607m (2011: US$715m) of capital commitments contracted but not provided for and US$197m (2011: US$272m) of capital commitments authorised but not contracted for.

Associates

HSBC's share of associates' contingent liabilities amounted to US$46,148m at 31 December 2012 (2011: US$34,311m). No matters arose where HSBC was severally liable.

13.  Legal proceedings and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 31 December 2012.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 State Attorneys General relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v Household International Inc, et al No 2. C 5893 (N.D.Ill, filed 19 August 2002). The complaint asserted claims under the US Securities Exchange Act of 1934. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 State settlement agreement, and facts relating to accounting practices evidenced by the restatement.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Following post-trial briefing, the District Court ruled that various legal challenges to the verdict, including as to loss causation and other matters, would not be considered until after a second phase of the proceedings addressing issues of reliance and the submission of claims by class members had been completed. The District Court ruled on 22 November 2010 that claim forms should be mailed to class members to ascertain which class members may have claims for damages arising from reliance on the misleading statements found by the jury. The District Court also set out a method for calculating damages for class members who filed claims. As previously reported, lead plaintiffs, in court filings in March 2010, estimated that damages could range 'somewhere between US$2.4bn to US$3.2bn to class members', before pre-judgement interest.

In December 2011, the report of the court-appointed claims administrator to the District Court stated that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.23bn. Defendants filed legal challenges asserting that the presumption of reliance was defeated as to the class and raising various objections with respect to compliance with the claims form requirements as to certain claims.

In September 2012, the District Court rejected defendants' arguments that the presumption of reliance generally had been defeated either as to the class or as to particular institutional claimants. In addition, the District Court has made various rulings with respect to the validity of specific categories of claims, and held certain categories of claims valid, certain categories of claims invalid, and directed further proceedings before a court-appointed Special Master to address objections regarding certain other claim submission issues. In light of those rulings and through various agreements of the parties, currently there is approximately US$1.37bn in claims as to which there remain no unresolved objections relating to the claims form submissions. In addition, approximately US$800m in claims remain to be addressed before the Special Master with respect to various claims form objections, with a small portion of those potentially subject to further trial proceedings. Therefore, based upon proceedings to date, the current range of a possible final judgement, prior to imposition of pre-judgement interest (if any), is between approximately US$1.37bn and US$2.17bn. With the imposition of pre-judgement interest calculated through 31 December 2012, the top-end of a possible final judgement is approximately US$2.7bn. The District Court may wait for a resolution of all disputes as to all claims before entering final judgement, or the District Court may enter a partial judgement on fewer than all claims pending resolution of disputes as to the remaining claims. Post-verdict legal challenges remain to be addressed by the District Court.

Despite the jury verdict and the various rulings of the District Court, HSBC continues to believe that it has meritorious grounds for appeal of one or more of the rulings in the case, and intends to appeal the District Court's final judgement, partial or otherwise. Upon final judgement, partial or otherwise, HSBC Finance will be required to provide security for the judgement in order to suspend its execution while the appeal is on-going by either depositing cash in an interest-bearing escrow account or posting an appeal bond in the amount of the judgement (including any pre-judgement interest awarded).

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. HSBC believes it has meritorious grounds for appeal on matters of both liability and damages and will argue on appeal that damages should be nil or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts HSBC's arguments, the amount of damages, based upon the claims submitted and the potential application of pre-judgement interest may lie in a range from a relatively insignificant amount to somewhere in the region of US$2.7bn (or higher should plaintiffs successfully cross-appeal certain issues related to the validity of specific claims).

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff ('Madoff') was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers' money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers' money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, HSBC estimates that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which included four US putative class actions) allege that the HSBC defendants knew or should have known of Madoff's fraud and breached various duties to the funds and fund investors.

In November 2011, the US District Court Judge overseeing three related putative class actions in the Southern District of New York dismissed all claims against the HSBC defendants on forum non conveniens grounds, but temporarily stayed this ruling as to one of the actions against the HSBC defendants - the claims of investors in Thema International Fund plc - in light of a proposed amended settlement agreement, pursuant to which, subject to various conditions, the HSBC defendants had agreed to pay from US$52.5m up to a maximum of US$62.5m. In December 2011, the court lifted this temporary stay and dismissed all remaining claims against the HSBC defendants, and declined to consider preliminary approval of the settlement. In light of the court's decisions, HSBC terminated the settlement agreement. The Thema plaintiff contests HSBC's right to terminate. Plaintiffs in all three actions have filed notices of appeal to the US Court of Appeals for the Second Circuit. Briefing in that appeal was completed in September 2012; oral argument is expected in early 2013.

In November and December 2012, HSBC settled two of the individual claims commenced by investors in Thema International Fund plc against HSBC in the Irish High Court.

In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It sought damages against HSBC for allegedly aiding and abetting Madoff's fraud and breach of fiduciary duty. In July 2011, after withdrawing the case from the Bankruptcy Court in order to decide certain threshold issues, the US District Court Judge dismissed the trustee's various common law claims on the grounds that the trustee lacks standing to assert them. In December 2011, the trustee filed a notice of appeal to the US Court of Appeals for the Second Circuit. Briefing in that appeal was completed in April 2012, and oral argument was held in November 2012. A decision is expected in 2013.

The District Court returned the remaining claims to the US Bankruptcy Court for further proceedings. Those claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee's US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. Between September 2011 and April 2012, the HSBC defendants and certain other defendants moved again to withdraw the case from the Bankruptcy Court. The District Court granted those withdrawal motions as to certain issues, and briefing and oral arguments on the merits of the withdrawn issues are now complete. The District Court has issued rulings on two of the withdrawn issues, but decisions with respect to all other issues are still pending and are expected in early 2013.

The trustee's English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the grounds that the HSBC defendants actually or constructively knew of Madoff's fraud. HSBC has not been served with the trustee's English action.

Between October 2009 and April 2012, Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited ('Fairfield'), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands ('BVI') and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff's fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The actions in the US are currently stayed in the Bankruptcy Court pending developments in related appellate litigation in the BVI.

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and HSBC Finance and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order with the Federal Reserve Board following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the Office of the Comptroller of the Currency and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

These consent orders required an independent review of foreclosures (the 'Independent Foreclosure Review') pending or completed between January 2009 and December 2010 to determine if any customer was financially injured as a result of an error in the foreclosure process. As required by the consent orders, an independent consultant was retained to conduct that review.

On 28 February 2013, HSBC Bank USA entered into an agreement with the Office of the Comptroller of the Currency, and HSBC Finance and HNAH entered into an agreement with the Federal Reserve Board, pursuant to which the Independent Foreclosure Review will cease and we will make a cash payment of US$96m into a fund that will be used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, will provide other assistance (e.g. loan modifications) to help eligible borrowers. These actions form HSBC's portion of a larger agreement announced by the Federal Reserve Board and the Office of the Comptroller of the Currency in January 2013 involving HSBC and twelve other mortgage servicers subject to foreclosure consent orders pursuant to which the mortgage servicers would pay, in the aggregate, in excess of US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to these agreements, the Independent Foreclosure Reviews will cease and be replaced by a broader framework under which all eligible borrowers will receive compensation regardless of whether they filed a request for independent review of their foreclosure and regardless of whether the borrower was financially injured as a result of an error in the foreclosure process. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of these agreements will satisfy the Independent Foreclosure Review requirements of these consent orders. These consent orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice ('DoJ') or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the consent orders. Pursuant to the agreement with the Office of the Comptroller of the Currency, however, the Office of the Comptroller of the Currency has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the consent orders, provided the terms of the agreement are fulfilled. The Office of the Comptroller of the Currency's agreement not to assess civil money penalties is further conditioned on HSBC North America making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans within two years. The Federal Reserve Board has agreed that any assessment of civil money penalties by the Federal Reserve Board will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. In addition, the agreement does not preclude private litigation concerning these practices.

Separate from the consent orders and settlement related to the Independent Foreclosure Review discussed above, it has been announced that the five largest US mortgage servicers (not including HSBC Group companies) have reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. HNAH, HSBC Bank USA and HSBC Finance have had discussions with US bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not presently known. HSBC recognised provisions of US$257m in 2011 to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors. In addition, such a settlement would not preclude private litigation concerning these practices.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants' rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

HSBC Bank USA and HSBC Securities (USA) Inc. have been named as defendants in a number of actions in connection with residential mortgage-backed securities ('RMBS') offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency ('FHFA'). This action is one of a series of similar actions filed against 17 financial institutions alleging violations of federal and state securities laws in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. This action, along with all of the similar FHFA RMBS actions, was transferred to a single judge, who directed the defendant in the first-filed matter to file a motion to dismiss. In May 2012, the District Court filed its decision denying the motion to dismiss FHFA's securities law claims and granting the motion to dismiss FHFA's negligent misrepresentation claims. The District Court's ruling will form the basis for rulings on the other matters, including the action filed against HSBC Bank USA and HSBC Securities (USA) Inc. Subsequently, the defendant in the first-filed matter sought leave to appeal to the US Court of Appeals for the Second Circuit on certain issues raised in the motion to dismiss. The District Court and the Court of Appeals granted the request for leave to appeal, and this appeal is pending before the Court of Appeals. In December 2012, the District Court directed the parties to schedule mediation with the Magistrate Judge assigned to this action. However, mediation has not yet been scheduled.

In 2012, HSBC Finance Corporation received notice of several claims from claimants related to its activities as sponsor and the activities of its subsidiaries as originators in connection with RMBSs purchased between 2005 and 2007. The claims are currently being evaluated and discussions continue to be held with the claimants, but it has not been concluded that these claims are procedurally or substantively valid. In December 2010 and February 2011, HSBC Bank USA has received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney's Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York. In January 2012, HSBC Securities (USA) Inc. was served with a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue and, potentially, intensify, so long as the US real estate markets continue to be distressed. As a result, HSBC Group companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group. HSBC is unable to estimate reliably the financial effect of any action or litigation relating to these matters. As situations develop it is possible that any related claims could be significant.
Anti-money laundering and sanctions-related

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board (the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across the Group's US businesses, including various issues relating to US Bank Secrecy Act ('BSA') and anti-money laundering ('AML') compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

In addition, in December 2012, HSBC, HNAH and HSBC Bank USA entered into agreements to achieve a resolution with US and UK government agencies that have investigated HSBC's conduct related to inadequate compliance with anti-money laundering, BSA and sanctions laws, including the previously reported investigations by the DoJ, the Federal Reserve, the Office of the Comptroller of the Currency and the US Department of Treasury's Financial Crimes Enforcement Network ('FinCEN') in connection with AML/BSA compliance, including cross border transactions involving our cash handling business in Mexico and banknotes business in the US, and the DoJ, the New York County District Attorney's Office, the Office of Foreign Assets Control ('OFAC'), the Federal Reserve and the Office of the Comptroller of the Currency regarding historical transactions involving Iranian parties and other parties subject to OFAC economic sanctions. As part of the resolution, HSBC entered into a deferred prosecution agreement among HSBC, HSBC Bank USA, the DoJ, the United States Attorney's Office for the Eastern District of New York, and the United States Attorney's Office for the Northern District of West Virginia (the 'US DPA'), and a deferred prosecution agreement with the New York County District Attorney, and consented to a cease and desist order and, along with HNAH, consented to a monetary penalty order with the Federal Reserve. In addition, HSBC Bank USA entered into the US DPA, an agreement and consent orders with the Office of the Comptroller of the Currency, and a consent order with FinCEN. HSBC also entered into an undertaking with the UK Financial Services Authority ('FSA') to comply with certain forward-looking obligations with respect to anti-money laundering and sanctions requirements over a five-year term.

Under these agreements, HSBC and HSBC Bank USA made payments totalling US$1,921m to US authorities and will continue to cooperate fully with US and UK regulatory and law enforcement authorities and take further action to strengthen their compliance policies and procedures. Over the five-year term of the agreement with the DoJ and FSA, an independent monitor (who will, for FSA purposes, be a 'skilled person' under Section 166 of the Financial Services and Markets Act ('FSMA')) will evaluate HSBC's progress in fully implementing these and other measures it recommends, and will produce regular assessments of the effectiveness of HSBC's compliance function. If HSBC fulfils all of the requirements imposed by the US DPA and other agreements, the DOJ's charges against it will be dismissed at the end of the five-year period. The US DPA remains subject to certain proceedings before the United States District Court for the Eastern District of New York. The DoJ or the New York County District Attorney's Office may prosecute HSBC in relation to the matters which are the subject of the US DPA if HSBC breaches the terms of the US DPA.

Steps continue to be taken to address the requirements of the US DPA and the FSA undertaking to ensure compliance, and that effective policies and procedures are maintained. In addition, the settlement with regulators does not preclude private litigation relating to, among other things, HSBC's compliance with applicable anti-money laundering, BSA and sanctions laws.

In July 2012, HSBC Mexico paid a fine imposed by the Mexican National Banking and Securities Commission amounting to 379m Mexican pesos (approximately US$28m), in connection with non-compliance with anti-money laundering systems and controls.
US tax and broker-dealer investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain Group companies and employees acted appropriately in relation to certain customers who had US tax reporting requirements. In connection with these investigations, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the DoJ and is cooperating with the investigation. Other HSBC entities are also cooperating with the relevant US authorities, including with respect to US-based clients of an HSBC Group company in India.

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC Group company in India. HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service.

Also in April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA's cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC. HSBC Private Bank Suisse SA has also produced records and other documents to the SEC and is cooperating with the SEC's investigation.

Based on the facts currently known in respect of each of these investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigations will be resolved and the timing of such resolution, including the amounts of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Investigations and reviews into the setting of London interbank offered rates, European interbank offered rates and other benchmark interest and foreign exchange rates

Various regulators and competition and enforcement authorities around the world including in the UK, the US, Canada, the EU, Switzerland and Asia, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates ('Libor'), European interbank offered rates ('Euribor') and other benchmark interest and foreign exchange rates. Several of these panel banks have reached settlements with various regulatory authorities. As certain HSBC entities are members of such panels, HSBC and/or its subsidiaries have been the subject of regulatory demands for information and are cooperating with those investigations and reviews. Based on the facts currently known, there is a high degree of uncertainty as to the resolution of these regulatory investigations and reviews, including the timing. The potential impact and size of any fines or penalties that could be imposed on HSBC cannot be measured reliably.

In addition, HSBC and other panel banks have been named as defendants in private lawsuits filed in the US with respect to the setting of Libor, including putative class action lawsuits which have been consolidated before the US District Court for the Southern District of New York. The complaints in those actions assert claims against HSBC and other panel banks under various US laws including US antitrust laws, the US Commodities Exchange Act, and state law. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

14.  Goodwill impairment

It is HSBC's policy to test goodwill for impairment annually, and to perform an impairment test more frequently for cash generating units ('CGUs') when there are indications that conditions have changed for those CGUs since the last goodwill impairment test that would result in a different outcome.

During 2012 and 2011 there was no impairment of goodwill.

15.  Events after the balance sheet date

On 7 January 2013, Industrial Bank Co., Ltd. ('Industrial Bank'), a principal associate, completed a private placement of additional share capital to a number of third parties, thereby diluting the Group's equity holding from 12.8% to 10.9%. As a result of this and other factors, the Group considers it is no longer in a position to exercise significant influence over Industrial Bank and ceased to account for the investment as an associate from that date, giving rise to an accounting gain of HKD9.5bn or US$1.2bn. Thereafter, the holding is recognised as an available-for-sale financial investment.

The disposal of the second tranche of shares in Ping An was completed on 6 February 2013. A description of this disposal is provided in Note 26 of the Annual Report and Accounts 2012.

On 19 February 2013, we announced an agreement to sell HSBC Bank Panama S.A., recorded as part of our Latin America segment, to Bancolombia S.A. for a total consideration of US$2.1bn in cash. The transaction is subject to regulatory approvals and other conditions and is expected to complete by the third quarter of 2013. The assets and liabilities of these operations were not classified as held for sale at 31 December 2012 as the sale was not yet considered highly probable at that time.

On 28 February 2013, HSBC Bank USA entered into an agreement with the Office of the Comptroller of the Currency, and HSBC Finance and HNAH entered into an agreement with the Federal Reserve Board in relation to the Independent Foreclosure Review. Additional information is provided in Note 43 of the Annual Report and Accounts 2012.

A fourth interim dividend for 2012 of US$0.18 per ordinary share (a distribution of approximately US$3,327m) was declared by the Directors after 31 December 2012.

These accounts were approved by the Board of Directors on 4 March 2013 and authorised for issue.

16.  Capital resources

	At	At
	31 December	31 December
	2012	2011
	US$m	US$m

Composition of regulatory capital
Tier 1 capital
Shareholders' equity	167,360	154,148
Shareholders' equity per balance sheet	175,242	158,725
Preference share premium	(1,405)	(1,405)
Other equity instruments	(5,851)	(5,851)
Deconsolidation of special purpose entities	(626)	2,679

Non-controlling interests	4,348	3,963
Non-controlling interests per balance sheet	7,887	7,368
Preference share non-controlling interests	(2,428)	(2,412)
Non-controlling interests transferred to tier 2 capital	(501)	(496)
Non-controlling interests in deconsolidated subsidiaries	(610)	(497)

Regulatory adjustments to the accounting basis	(2,437)	(4,331)
Unrealised losses on available-for-sale debt securities	1,223	2,228
Own credit spread	112	(3,608)
Defined benefit pension fund adjustment	(469)	(368)
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	(3,290)	(2,678)
Cash flow hedging reserve	(13)	95

Deductions	(30,482)	(31,284)
Goodwill capitalised and intangible assets	(25,733)	(27,419)
50% of securitisation positions	(1,776)	(1,207)
50% of tax credit adjustment for expected losses	111	188
50% of excess of expected losses over impairment allowances	(3,084)	(2,846)

Core tier 1 capital	138,789	122,496

Other tier 1 capital before deductions	17,301	17,939
Preference share premium	1,405	1,405
Preference share non-controlling interests	2,428	2,412
Hybrid capital securities	13,468	14,122

Deductions	(5,042)	(845)
Unconsolidated investments	(5,153)	(1,033)
50% of tax credit adjustment for expected losses	111	188

Tier 1 capital	151,048	139,590

	At	At
	31 December	31 December
	2012	2011
	US$m	US$m
Tier 2 capital
Total qualifying tier 2 capital before deductions	48,231	48,676
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	3,290	2,678
Collective impairment allowances	2,717	2,660
Perpetual subordinated debt	2,778	2,780
Term subordinated debt	39,146	40,258
Non-controlling interests in tier 2 capital	300	300

Total deductions other than from tier 1 capital	(18,473)	(17,932)
Unconsolidated investments	(13,604)	(13,868)
50% of securitisation positions	(1,776)	(1,207)
50% of excess of expected losses over impairment allowances	(3,084)	(2,846)
Other deductions	(9)	(11)

Total regulatory capital	180,806	170,334

Risk-weighted assets
Credit risk	898,416	958,189
Counterparty credit risk	48,319	53,792
Market risk	54,944	73,177
Operational risk	122,264	124,356

Total	1,123,943	1,209,514

	2012	2011
	%	%
Capital ratios
Core tier 1 ratio	12.3	10.1
Tier 1 ratio	13.4	11.5
Total capital ratio	16.1	14.1

17.  Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

Past performance cannot be relied on as a guide to future performance.

18.  Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2012 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 498(2) or (3) of the Act.

19.  Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any of its subsidiaries have purchased, sold or redeemed any listed securities of HSBC Holdings during the year ended 31 December 2012.

20.  Interim dividends for 2013

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2013 will be US$0.10 per ordinary share. The proposed timetables for the dividends in respect of 2013 are:

Interim dividends on the ordinary shares for 2013
	First	Second	Third	Fourth

Announcement	7 May 2013	5 August 2013	7 October 2013	24 February 2014
Shares quoted ex-dividend in
London, Hong Kong, Paris
and Bermuda	22 May 2013	21 August 2013	23 October 2013	12 March 2014
ADSs quoted ex-dividend in
New York	22 May 2013	21 August 2013	23 October 2013	12 March 2014
Record date in Hong Kong	23 May 2013	22 August 2013	24 October 2013	13 March 2014
Record date in London, New
York, Paris and Bermuda1	24 May 2013	23 August 2013	25 October 2013	14 March 2014
Payment date	11 July 2013	9 October 2013	11 December 2013	30 April 2014

1. Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

21.  Corporate governance codes

HSBC is committed to high standards of corporate governance.

SBC Holdings plc has complied during 2012 with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council; (ii) the Code on Corporate Governance Practices set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, from 1 January 2012 until its amendment and replacement by the Hong Kong Corporate Governance Code on 1 April 2012; and (iii) the Hong Kong Corporate Governance Code from 1 April 2012 to 31 December 2012, save that the Group Risk Committee (all the members of which are independent non-executive Directors), which was established in accordance with the recommendations of the Report on Governance in UK banks and other financial industry entities, is responsible for the oversight of internal control (other than internal control over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. At its meeting on 24 May 2012, the Board adopted Terms of Reference and approved a shareholder communication policy as required under the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board has adopted a code of conduct for transactions in HSBC Group Securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group Securities throughout the year, save that, on 15 June 2012, an independent non-executive Director acquired an interest as beneficial owner in 3,950 retail bonds and as non-beneficial owner in 1,170 retail bonds of RMB10,000 each issued by HSBC Bank plc before giving notification and receiving written clearance to deal. On 10 January 2013, an independent non-executive Director disposed of an interest as beneficial owner in 500 units of euro-denominated preferred securities of EUR1,000 each issued by HSBC Capital Funding (Euro 2) L.P before giving notification.

All Directors have since been reminded of their obligations under the code of conduct for transactions in HSBC Group securities.

The Directors of HSBC Holdings plc as at the date of this announcement are:

D J Flint, S T Gulliver, S A Catz1, L M L Cha1, M K T Cheung1, J B Comey1,2, J D Coombe1, J Faber1, R A Fairhead1, R Fassbind1, J W J Hughes-Hallett1, W S H Laidlaw1, J P Lipsky1, J R Lomax1, I J Mackay, Sir Simon Robertson1 and J L Thornton1.

1. Independent non-executive Director.

2. Appointment will become effective at 4.30pm on 4 March 2013.

The Group Audit Committee has reviewed the annual results for 2012.

22.  Annual Review and Annual Report and Accounts

The Annual Review 2012 and/or Annual Report and Accounts 2012 will be sent to shareholders on or about Wednesday, 3 April 2013. Copies may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Global Publishing Services, HSBC - North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; Direction de la Communication, HSBC France, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France; or from the HSBC Group website www.hsbc.com.

A Chinese translation of the Annual Review and Annual Report and Accounts is available upon request after 3 April 2013 from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

A French translation of the Annual Review may be obtained on request from May onwards from Direction de la Communication, HSBC France, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France.

The Annual Review and Annual Report and Accounts will be available on the Stock Exchange of Hong Kong's website www.hkex.com.hk.

The Form 20-F will be filed with the US Securities and Exchange Commission.

Custodians or nominees that wish to distribute copies of the Annual Review and/or Annual Report and Accounts to their clients may request copies by writing to: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom.

23.  HSBC Holdings plc - Capital and Risk Management Pillar 3 Disclosures

HSBC also publishes its Capital and Risk Management Pillar 3 Disclosures at 31 December 2012 ('Pillar 3 Disclosures 2012') today and the report is available on the HSBC Group website - www.hsbc.com.

A Chinese translation of the Pillar 3 Disclosures 2012 will be available on the HSBC Group website on 30 March 2013.

24.  Annual General Meeting

The 2013 Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday, 24 May 2013 at 11.00am.

Notice of the meeting will be sent to shareholders on or about Wednesday, 3 April 2013.

25.  Interim Management Statements and Interim Results for 2013

Interim Management Statements are expected to be issued on 7 May 2013 and 4 November 2013. The Interim Results for the six months to 30 June 2013 are expected to be announced on Monday, 5 August 2013.

26.  News release

Copies of this news release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Global Publishing Services, HSBC - North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; Direction de la Communication, HSBC France, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.

27.  For further information contact:

London Patrick Humphris Telephone: +44 (0)20 7992 1631 Investor relations enquiries to: Guy Lewis Telephone: +44 (0)20 7992 1938	Hong Kong Tom Grimmer Telephone: +852 2822 1268 Gareth Hewett Telephone: +852 2822 4929
Robert Quinlan Telephone: +44 (0)20 7991 3643	Investor relations enquiries to: Hugh Pye Telephone: +852 2822 4908

Chicago Diane Bergan Telephone: +1 224 880 8055	Paris Sophie Ricord Telephone: +33 1 40 70 33 05

Investor relations enquiries to: Marc Cuchet Telephone: +33 1 41 02 41 91

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                         Date: 04 March 2013